Filed by Ares Capital Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Allied Capital Corp.
Commission File No. 814-00138

On October 26, 2009, Ares Capital Corporation, a Maryland corporation (“Ares Capital”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Allied Capital Corporation, a Maryland corporation (“Allied Capital”), and ARCC Odyssey Corp., a Maryland corporation and wholly owned subsidiary of Ares Capital (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Allied Capital, with Allied Capital as the surviving company (the “Merger”).  Immediately following the Merger, Allied Capital will merge with and into Ares Capital.

Upon consummation of the Merger, each share of common stock, par value $0.0001 per share, of Allied Capital issued and outstanding immediately prior to the effective time of the Merger will be converted into and become exchangeable for 0.325 common shares, par value $0.001 per share, of Ares Capital.  Based on the number of shares of Allied common stock outstanding on the date of the Merger Agreement and not including the effect of outstanding in-the-money options, this will result in approximately 58.3 million Ares Capital shares being exchanged for approximately 179.4 million outstanding Allied Capital shares, subject to adjustment in certain limited circumstances.

Following consummation of the transactions contemplated by the Merger Agreement, Ares Capital’s Board of Directors will continue as directors of Ares Capital.  However, Ares Capital’s Board of Directors will be increased by at least one member and Ares Capital will submit the name of one member of Allied Capital’s current Board of Directors for consideration to Ares Capital’s Nominating and Governance Committee to fill the vacancy.

The Merger Agreement, which is included as Exhibit 2.1 to this current report on Form 8-K and incorporated herein by reference, contains (a) customary representations and warranties of Allied Capital and Ares Capital, including, among others: corporate organization, capitalization, corporate authority and absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, compliance with law and legal proceedings, absence of certain changes, taxes, employee matters, intellectual property, insurance, investment assets and certain contracts, (b) covenants of Allied Capital and Ares Capital to conduct their respective businesses in the ordinary course until the Merger is completed and (c) covenants of Allied Capital and Ares Capital not to take certain actions during this interim period.

Among other things, Allied Capital has agreed to, and will cause its affiliates, consolidated subsidiaries, and its and each of their respective officers, directors, managers, employees and other advisors, representatives and agents to, immediately cease and cause to be terminated all discussions and negotiations with respect to a “Takeover Proposal” (as defined in the Merger Agreement) from a third party and not to directly or indirectly solicit or take any other action (including providing information) with the intent to solicit any inquiry, proposal or offer with respect to a Takeover Proposal.

However, if Allied Capital receives a bona fide unsolicited Takeover Proposal from a third party, and its Board of Directors determines in good faith, after consultation with reputable outside legal counsel and financial advisers experienced in such matters, that failure to consider such proposal would breach the duties of the directors under applicable law, and the Takeover Proposal constitutes or is reasonably likely to result in a “Superior Proposal” (as defined in the Merger Agreement), Allied Capital may engage in discussions and negotiations with such third party so long as certain notice and other procedural requirements are satisfied.  In addition, subject to certain procedural requirements (including the ability of Ares Capital to revise its offer) and the payment of a $30 million termination fee, Allied Capital may terminate the Merger Agreement and enter into an agreement with a third party who makes a Superior Proposal.

The representations and warranties of each party set forth in the Merger Agreement (a) have been qualified by confidential disclosures made to the other party in connection with the Merger Agreement, (b) will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after the Merger is consummated, (c) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (e) may have been included in the

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Merger Agreement for the purpose of allocating risk between Allied Capital and Ares Capital rather than establishing matters as facts.

Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties or their respective businesses.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties and the Merger that will be contained in the joint proxy statement/prospectus that the parties will be filing in connection with the Merger as well as in the Forms 10-K, Forms 10-Q and other filings that each of Allied Capital and Ares Capital make with the Securities and Exchange Commission (“SEC”).

Consummation of the Merger, which is currently anticipated to occur by the end of the first quarter of 2010, is subject to certain conditions, including, among others, Allied Capital stockholder approval,  Ares Capital stockholder approval, required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Act), receipt of certain Ares Capital and Allied Capital lender consents and other customary closing conditions.

The Merger Agreement also contains certain termination rights for Allied Capital and Ares Capital and provides that, in connection with the termination of the Merger Agreement under specified circumstances, Allied Capital may be required to pay Ares Capital a termination fee of $30 million ($15 million if Allied Capital stockholders do not approve the Merger) and Ares Capital may be required to pay Allied Capital a termination fee of $30 million.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated into this current report on Form 8-K by reference.

The exhibits to the Merger Agreement, which relate to certain tax opinions to be delivered by counsel to Allied Capital and Ares Capital at closing, and schedules to the Merger Agreement, which include lists of items required to be disclosed by, and exceptions to, the representations, warranties and covenants contained in the Merger Agreement, have not been filed.  Upon request, Ares Capital will furnish supplementally to the SEC a copy of any omitted exhibit or schedule.

In a separate transaction, on October 30, 2009, Ares Capital completed its acquisition of Allied Capital’s interests in the Senior Secured Loan Fund LLC (the “SL Fund,” formerly known as the Unitranche Fund) for $165 million in cash.  With approximately $3.6 billion of committed capital, the SL Fund was formed in December 2007 to invest in “unitranche” loans of middle-market companies.  The SL Fund currently holds unitranche loans totaling approximately $900 million.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication is being made in respect of the proposed business combination involving Ares Capital and Allied Capital.  In connection with the proposed transaction, Ares Capital plans to file with the SEC a Registration Statement on Form N-14 that includes proxy statements of Ares Capital and Allied Capital and that also constitutes a prospectus of Ares Capital.  The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Ares Capital and Allied Capital, respectively.  INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of Ares Capital and Allied Capital through the web site maintained by the SEC at www.sec.gov.  Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed

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with the SEC can also be obtained on Ares Capital’s website at www.arescapitalcorp.com and on Allied Capital’s website at www.alliedcapital.com.

PROXY SOLICITATION

Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Ares Capital and Allied Capital stockholders in favor of the acquisition.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and Allied Capital stockholders in connection with the proposed acquisition will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.  You can find information about Ares Capital’s executive officers and directors in its definitive proxy statement filed with the SEC on March 9, 2009.  You can find information about Allied Capital’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009.  You can obtain free copies of these documents from Ares Capital and Allied Capital in the manner set forth above.

Forward-Looking Statements

Information set forth in this current report on Form 8-K contains forward-looking statements, which relate to future events or the future performance or financial condition of Ares Capital or Allied Capital or the combined company following the merger.  Allied Capital and Ares Capital caution readers that any forward-looking information is not a guarantee of future performance, condition or results and involves a number of risks and uncertainties.  Actual results and conditions could differ materially from those contained in the forward-looking information as a result of a number of factors.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Allied Capital and Ares Capital, including, among others, future financial and operating results, Ares Capital’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the failure of Allied Capital stockholders and Ares Capital stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; and disruption from the transaction making it more difficult to maintain relationships with Allied Capital’s and Ares Capital’s private equity sponsors.  Additional factors that may affect future results are described in Allied Capital’s and Ares Capital’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov or http://www.alliedcapital.com or http://www.arescapitalcorp.com, respectively.  Allied Capital and Ares Capital disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

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EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

ARES CAPITAL CORPORATION

ARCC ODYSSEY CORP.

and

ALLIED CAPITAL CORPORATION

Dated as of October 26, 2009

Table of Contents

(continued)

Table of Contents

(continued)

Index of Defined Terms

Section

Administration Agreement	9
Administrator	4.22(a)
Affiliate	9
Agreement	Preamble
Articles of Merger	1.3
Bankruptcy and Equity Exception	3.3(a)
Bankruptcy Code	9
Bankruptcy Event	9
Bankruptcy Laws	9
BDC	9
Business Day	9
Business Employees	6.5(b)
Callidus	9
Certificate	1.5(d)
Ciena	9
Closing	1.2
Closing Date	1.2
COBRA	9
Code	9
Company	Preamble
Company Adverse Recommendation Change	6.7(c)
Company Articles	9
Company Benefit Plans	3.15(a)
Company Bylaws	9
Company Capitalization Date	3.2(a)
Company Common Stock	1.5(b)
Company Credit Agreement	9
Company D&O Policies	6.6(b)
Company Disclosure Schedule	10.10
Company Exemptive Order	9
Company Insurance Policy	3.17(a)
Company Intellectual Property Rights	3.20
Company Interim Financials	9
Company Managed Funds	9
Company Material Contract	3.16(a)
Company Matters	9
Company Outstanding Debt	9
Company Private Note Agreement	9
Company Private Notes	9
Company Property	3.22(a)
Company Public Notes	9
Company Quarterly Report	9
Company Recommendation	6.7(c)
Company REIT	9

Index of Defined Terms

(continued)

Section

Company Requisite Regulatory Approvals	3.4
Company Right	9
Company SEC Reports	3.5(b)
Company Stock Option	1.6(a)
Company Stock Option Plan	9
Company Stockholders Meeting	6.3(a)
Confidentiality Agreement	9
Conforming Amendment	10.11
Consolidated Subsidiary	9
Contract	9
Current Premium	6.6(b)
Disclosure Schedule	10.10
DOJ	6.1(a)
EDGAR	9
Effective Time	1.3
Employees	9
Environmental Laws	9
ERISA	9
ERISA Affiliate	3.15(d)
ERISA Plan	3.15(d)
Exchange Act	9
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	9
Financing Consents	9
FIRPTA Certificate	7.2(e)
FTC	6.1(a)
GAAP	9
Governmental Entity	9
HSR Act	9
Indemnified Liabilities	6.6(a)
Indemnified Parties	6.6(a)
Initial Shares	9
Intellectual Property Rights	3.20
Investment Adviser	4.22(a)
Investment Advisers Act	9
Investment Advisory Agreement	9
Investment Company Act	9
IRS	9
Joint Proxy Statement/Prospectus	3.4
knowledge	9
Law	9
Lease	9

2

Index of Defined Terms

(continued)

Section

Leased Real Property	3.22(b)
Letter of Transmittal	2.3(a)
liabilities	9
Liens	9
Managed Fund	9
Material Adverse Effect	9
Merger	Recitals
Mergers	Recitals
Merger Consideration	1.5(c)
Merger Sub	Preamble
Merger Sub Common Stock	1.5(a)
MGCL	9
Multiemployer Plan	3.15(d)
NASDAQ	9
NYSE	9
Notice of a Superior Proposal	6.7(d)
Order	9
Organizational Documents	9
Owned Real Property	3.22(b)
Parent	Preamble
Parent Adverse Recommendation Change	6.8(a)
Parent Articles	9
Parent Average Closing Price	1.6(c)
Parent Benefit Plans	4.14
Parent Bylaws	9
Parent Capitalization Date	4.2(a)
Parent Common Stock	9
Parent Disclosure Schedule	10.10
Parent Insurance Policy	4.16
Parent Intellectual Property Rights	4.19
Parent Interim Financials	9
Parent Managed Fund Contracts	9
Parent Managed Funds	9
Parent Material Contracts	4.15(a)
Parent Matters	9
Parent Quarterly Report	9
Parent Recommendation	6.8(a)
Parent Requisite Regulatory Approvals	4.4
Parent SEC Reports	4.5(b)
Parent Stockholders Meeting	6.3(b)
party	9
PBGC	9
Permit	9
Person	9

3

Index of Defined Terms

(continued)

Section

Previously Disclosed	9
Prior Quarter	6.11(b)
Proceeding	9
Property Agreements	9
REA	9
Real Property	3.22(b)
Reference Price	9
Registration Statement	3.4
Registration Statement Tax Opinion	9
Regulatory Approvals	9
REIT	3.13(c)
Representatives	6.7(a)
Reverse Termination Fee	8.2(a)
RIC	3.13(b)
Rights	3.2(a)
Sarbanes-Oxley Act	9
SEC	9
Securities Act	9
Schedule of Investments	5.3
SDAT	1.3
Second Merger	Recitals
Special Termination Event	9
Special Termination Fee	8.2(a)(ii)
Superior Proposal	9
Surviving Company	Recitals
Takeover Approval	6.7(c)(ii)
Takeover Proposal	9
Takeover Statutes	3.10
Tax	9
Tax Dividend	9
Tax Return	9
Termination Date	8.1(b)(i)
Termination Fee	8.2(a)(i)
Transactions	9
Voting Debt	3.2(a)
WARN	3.15(k)
WARN Notice	6.5(g)

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2009 (this “Agreement”), among Allied Capital Corporation, a Maryland corporation (the “Company”), Ares Capital Corporation, a Maryland corporation (“Parent”), and ARCC Odyssey Corp., a Maryland corporation and wholly owned direct Consolidated Subsidiary of Parent (“Merger Sub”).

RECITALS

A.            The Boards of Directors of the Company and Parent have determined that it is advisable and in the best interests of their respective companies and their respective stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Merger Sub shall, on the terms and subject to the conditions set forth in this Agreement, merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”).  Immediately after the Merger, the Surviving Company shall merge with and into Parent (the “Second Merger,” and together with the Merger, the “Mergers”).

B.            The parties intend the Mergers together to be treated as a “reorganization” within the meaning of Section 368(a) of the Code and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

C.            The parties desire to make certain representations, warranties, covenants and other agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1  The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the MGCL, at the Effective Time, Merger Sub shall merge with and into the Company.  The Company shall be the surviving company in the Merger and shall continue its existence as a corporation under the Laws of the State of Maryland, subject to Section 6.12.  As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

1.2  Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036-8299, on the date that is three Business Days after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless otherwise agreed in writing by the parties to this Agreement (the “Closing Date”).

1.3  Effective Time.  The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) on the Closing Date.  The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

1.4  Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the MGCL.

1.5  Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub or the holder of any of the following securities:

(a)  Each share of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Company.

(b)  All shares of common stock, par value $0.0001 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”) that are owned by Parent or any of its Consolidated Subsidiaries (including Merger Sub) shall be cancelled and shall cease to exist and no shares of the Parent Common Stock or any other consideration shall be delivered in exchange therefor.

(c)  Subject to Section 1.5(e), each share of the Company Common Stock, except for shares of the Company Common Stock owned by Parent or any of its Consolidated Subsidiaries (including Merger Sub), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of the Parent Common Stock as determined by the Exchange Ratio (the “Merger Consideration”).

(d)  All of the shares of the Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of the Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration, cash in lieu of fractional shares into which the shares of the Company Common Stock represented by such Certificate have been converted pursuant to Section 2.3(f) and any dividends or other distributions payable pursuant to Section 2.3(c).

(e)  Between the date of this Agreement and the Effective Time, if the outstanding shares of the Parent Common Stock shall have themselves been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares, or if a stock dividend (other than as a result of shares delivered pursuant to Parent’s dividend reinvestment plan) or dividend payable in any other securities shall be declared with a record date within such period, or if any other similar event shall have occurred, the Merger Consideration, the Exchange Ratio and the Reference Price shall be appropriately adjusted to provide to the holders of the Company Common Stock and the Company Stock Options the same economic effect as contemplated by this Agreement prior to such event.

1.6  Stock Options.

(a)  Prior to the Closing Date, the Company’s Board of Directors shall adopt such resolutions and take such other actions as are necessary and sufficient to cause all outstanding unvested and unexercisable options to purchase shares of the Company Common Stock issued pursuant to the Company Stock Option Plan (each outstanding option to purchase shares of the Company Common Stock issued pursuant to the Company Stock Option Plan, whether or not vested and exercisable, a “Company Stock Option”) to be fully vested and exercisable.  In addition, at least three Business Days prior to the Effective Time, the Company shall provide the Company Stock Option holders the opportunity to provide the Company with a notice to exercise some or all of the outstanding Company Stock Options held by them, such exercise to be effective as of the Effective Time; provided that the resolutions and actions of the Company’s Board of Directors to cause all unvested and unexercisable Company Stock Options to be fully vested and exercisable as of the Effective Time, and the exercise of such Company Stock Options by the holders thereof, shall be contingent on the Effective Time occurring.  The Company Common Stock acquired upon such exercise shall be converted at the Effective Time into the right to receive the Merger Consideration and Parent shall take, or cause to be taken, all actions reasonably necessary to issue, as soon as reasonably practicable (but in no event later than five Business Days) after the Effective Time, shares of the Parent Common Stock in respect thereof to the holders of the Company Stock Options exercised, in accordance with their terms, pursuant to this Section 1.6(a).

(b)  At the Effective Time, each Company Stock Option, whether previously vested or unvested, that has not been exercised (whether pursuant to Section 1.6(a) or otherwise) and that has an exercise price per share:

(i) equal to or greater than the product of (a) the Parent Average Closing Price and (b) the Exchange Ratio, shall be cancelled without any payment therefor and

(ii) less than the product of (a) the Parent Average Closing Price and (b) the Exchange Ratio, shall be cancelled and shall only entitle the holder thereof to receive, at the election of the holder, either

(A) a lump sum cash amount, as soon as reasonably practicable (but in no event later than ten Business Days) after the Effective Time, equal to the product of (u) x (w), where (u) is the excess of the Parent Average Closing Price multiplied by the Exchange Ratio over the exercise price per share under such Company Stock Option and (w) is the total number of shares of the Company Common Stock subject to the Company Stock Option for which this election is made, less applicable withholdings, or

(B) a number of shares of the Parent Common Stock equal to (i) the product of (x) the total number of shares of the Company Common Stock subject to the Company Stock Option for which this election is made times (y) the excess of (1) the Parent Average Closing Price multiplied by the Exchange Ratio over (2) the exercise price per share under such Company Stock Option, less applicable withholdings, divided by (ii) the Parent Average Closing Price; provided, that each holder of Company Stock Options who would otherwise have been entitled to receive a fraction of a share of the Parent Common Stock (with all calculations rounded to three decimal places) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of the Parent Common Stock multiplied by (ii) the Parent Average Closing Price.

At least three Business Days prior to the Effective Time, the Company shall provide the Company Stock Option holders the opportunity to make the election provided by this Section 1.6(b) with respect to some or all of the outstanding Company Stock Options held by them, such election to be effective as of the Effective Time; provided that the resolutions and actions of the Company’s Board of Directors authorizing the election provided by this Section 1.6(b) and a holder’s election pursuant to this Section 1.6(b) shall be contingent on the Effective Time occurring; provided, further, that if any Company Stock Option holder fails to make an election pursuant to this Section 1.6(b), such holder shall be deemed to have made an election to receive shares of the Parent Common Stock pursuant to this Section 1.6(b)(ii)(B).  Parent shall take, or cause to be taken, all actions reasonably necessary to issue to the holders of the Company Stock Options who have made an election to receive shares of the Parent Common Stock pursuant to this Section 1.6(b)(ii)(B), shares of the Parent Common Stock to the extent of such holder’s election as soon as reasonably practicable (but in no event later than five Business Days) after the Effective Time.

(c)  For purposes of this Section 1.6, “Parent Average Closing Price” means the average closing price per share of the Parent Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported thereby, by another authoritative source mutually agreed by the parties) for the five consecutive trading days immediately preceding the Closing Date.

(d)  Prior to the Closing Date, the Company’s Board of Directors shall adopt such resolutions and take such other actions as are necessary and sufficient to effectuate the provisions of this Section 1.6(d) and to cause the Company Stock Option Plan to be terminated as of the Effective Time.

1.7  Charter and Bylaws of the Surviving Company.  The charter of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Charter of the Surviving Company as of the Effective Time.  The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable Law and the terms of such bylaws.

1.8  Directors and Officers.  Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.  The officers of Parent immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.  At the Effective Time, Parent’s Board of Directors shall be increased by at least one member and Parent shall submit the name of one member of the Company’s Board of Directors for consideration to Parent’s Nominating and Governance Committee to fill the vacancy.

1.9  Effect on the Parent Common Stock.  Each share of the Parent Common Stock outstanding immediately prior to the Effective Time shall remain outstanding.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1  Exchange Agent.  Prior to the Effective Time, Parent shall appoint Parent’s transfer agent to act as exchange agent (the “Exchange Agent”) hereunder, pursuant to an agreement (the “Exchange Agent Agreement”), the form of which shall be subject to the Company’s prior approval (such prior approval not to be unreasonably withheld, conditioned or delayed).

2.2  Deposit of Merger Consideration.  At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of the Company Common Stock, (a) certificates representing the Parent Common Stock issuable pursuant to Section 1.5(c) (or otherwise shall make shares of the Parent Common Stock available for such issuance) minus the aggregate number of shares of the Parent Common Stock that is represented by the fractional shares for which the Exchange Agent shall pay an amount in cash to the holders thereof and (b) cash sufficient to pay the cash for fractional shares in accordance with Section 2.3(f) and any dividends or other distributions pursuant to Section 2.3(c).  Parent shall make available to the Exchange Agent, from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.3(f) and any dividends and other distributions pursuant to Section 2.3(c).  Any cash and certificates of the Parent Common Stock deposited with the Exchange Agent (or shares of the Parent Common Stock otherwise made available to the Exchange Agent pursuant to this Section 2.2) shall hereinafter be referred to as the “Exchange Fund.”

2.3  Delivery of Merger Consideration.

(a)  As soon as reasonably practicable after the Effective Time, but in any event within five Business Days, the Exchange Agent shall mail to each holder of record of Certificate(s) that immediately prior to the Effective Time represented outstanding shares of the Company Common Stock that were converted into the right to receive the Merger Consideration pursuant to Section 1.5(c) and any cash in lieu of fractional shares of the Parent Common Stock to be issued or paid in consideration therefor and any dividends and other distributions pursuant to Section 2.3(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by Parent and the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration, any cash in lieu of fractional shares of the Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c).

(b)  Subject to Section 2.3(f), upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of the Company Common Stock shall be entitled to receive promptly after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of the Parent Common Stock to be issued or paid in consideration therefor in respect of the shares of the Company Common Stock represented by its Certificate or Certificates and any dividends or other distributions to which such holder is entitled to pursuant to Section 2.3(c).  The Exchange Fund shall not be used for any other purpose other than the purposes provided for in the immediately preceding sentence.  Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and, subject to Section 2.3(f), any cash in lieu of fractional shares of the Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Article II, and any dividends or other distributions to which such holder is entitled pursuant to this Article II.

(c)  No dividends or other distributions with respect to the Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of the Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II.  Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of the Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of the Parent Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate.

(d)  Notwithstanding anything herein to the contrary, in the event of a transfer of ownership of a Certificate representing the Company Common Stock that is not registered in the stock transfer records of the Company, the shares of the Parent Common Stock and cash in lieu of fractional shares of the Parent Common Stock comprising the Merger Consideration, and any dividends or other distributions payable pursuant to Section 2.3(c), shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer.  To the extent Parent reasonably determines that any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate are required to be paid, the Person requesting such payment or issuance shall establish to the reasonable satisfaction of Parent that the Tax has been paid by such Person or is not applicable.

(e)  After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of the Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of the Company Common Stock that occurred prior to the Effective Time.  Subject to Section 2.3(d), if, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and, subject to Section 2.3(f), any cash in lieu of fractional shares of the Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II, and any dividends or other distributions to which such holder is entitled pursuant to this Article II.

(f)  No certificates or scrip representing fractional shares of the Parent Common Stock shall be issued upon the conversion of the Company Common Stock pursuant to Section 1.5(c), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of the Parent Common Stock.  Each holder of shares of the Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of the Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of the Parent Common Stock multiplied by (ii) the Reference Price.  For purposes of this Section 2.3(f), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places.

(g)  Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company as of the first anniversary of the Effective Time may be paid to Parent, upon Parent’s written demand to the Exchange Agent.  In such event, any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and other distributions on the Parent Common Stock deliverable in respect of each share of the Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of Parent, the Company, the Surviving Company, Merger Sub, the Exchange Agent or any other Person shall be liable to any former holder of shares of the Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h)  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such

Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and other distributions on the Parent Common Stock, in each case, deliverable in respect thereof pursuant to this Agreement.

(i)  Parent or the Exchange Agent shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement, including the Merger Consideration, to any holder of the Company Common Stock such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

No representation or warranty of the Company contained in this Article III (other than the representations and warranties contained in Sections 3.1(a) (first and last sentence), 3.3(a) and 3.3(b)(i), which shall be true and correct in all material respects, Section 3.2, which shall be true and correct except to a de minimis extent (relative to Section 3.2 taken as a whole) or except in any way that reasonably is not adverse to Parent, and Sections 3.1(b), 3.7, 3.8(a), 3.13(b) (the last sentence), 3.16(a) and 3.23, which shall be true and correct in all respects) shall be deemed untrue, and the Company shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation contained in this Article III (read for this purpose without regard to any individual reference to “materiality,” “Material Adverse Effect” or words of similar import set forth in this Article III) has had or is reasonably likely to have a Material Adverse Effect with respect to the Company.

Subject to the foregoing, except with respect to matters that have been Previously Disclosed, the Company hereby represents and warrants to Parent as follows as of the date hereof and as of the Effective Time:

3.1  Corporate Organization.

(a)  The Company is a corporation duly incorporated and validly existing under the laws of the State of Maryland and in good standing with the SDAT.  The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in all material respects as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.  The Company has duly elected to be regulated as a

BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

(b)  True, complete and correct copies of the Company Articles and the Company Bylaws, as in effect as of the date of this Agreement, have previously been publicly filed by the Company and are available to Parent.

(c)  Each Consolidated Subsidiary of the Company (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects and (iii) is duly licensed or qualified to do business in all material respects as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

3.2  Capitalization.

(a)  The authorized capital stock of the Company consists of 400,000,000 shares of stock of which, as of October 23, 2009 (the “Company Capitalization Date”), no more than 179,361,775 shares were issued and outstanding, all of which were the Company Common Stock.  No shares of authorized capital stock of the Company have been classified as anything but the Company Common Stock.  As of the Company Capitalization Date, there were outstanding Company Stock Options to purchase an aggregate of 24,540,171 shares of the Company Common Stock.  As of the Company Capitalization Date, there were 28,552,687 shares of the Company Common Stock reserved for issuance under the Company Stock Option Plan.  All of the issued and outstanding shares of the Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Company attaching to the ownership thereof.  As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of the Company may vote (“Voting Debt”) are issued or outstanding.  As of the Company Capitalization Date, except pursuant to this Agreement as set forth in this Section 3.2 (including as contemplated in Section 3.2(b)), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of the Company Common Stock, Voting Debt or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of the Company Common Stock, Voting Debt or other equity securities of the Company.  There are no obligations of the Company or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company, Voting Debt or any equity security of the Company or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, Voting Debt or any other equity security of the Company or its Consolidated Subsidiaries or (ii) pursuant to which the Company or any of its Consolidated Subsidiaries is or could be required to register shares of the Company’s capital stock or other securities under the Securities Act.  All of the Company Common Stock sold has been sold pursuant to an effective registration statement filed under the Securities Act or an appropriate exemption therefrom and in accordance with the Investment Company Act.

(b)  Other than awards under the Company Stock Option Plan that are outstanding as of the Company Capitalization Date, no other equity-based awards issued by the Company or any of its Consolidated Subsidiaries are outstanding as of the Company Capitalization Date.  The Company has Previously Disclosed a true, complete and correct list of the aggregate number of shares of the Company Common Stock issuable upon the exercise of each Company Stock Option granted under the Company Stock Option Plan that were outstanding as of the Company Capitalization Date and the exercise price for each such Company Stock Option.  Since the Company Capitalization Date through the date hereof, the Company has not (i) issued or repurchased any shares of the Company Common Stock, Voting Debt or other equity securities of the Company, other than the issuance of shares of the Company Common Stock in connection with the exercise of the Company Stock Options or settlement in accordance with the terms of the Company Stock Option Plan that were outstanding on the Company Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of the Company’s capital stock or any other equity-based awards.  From January 1, 2009 through the date of this Agreement, except as expressly provided for in this Agreement, neither the Company nor any of its Consolidated Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any material stock-based compensation awards or long term incentive compensation awards, (B) with respect to executive officers of the Company or any of its Consolidated Subsidiaries, entered into or amended any material employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise Taxes under Section 4999 of the Code) or (C) adopted or amended any material Company Benefit Plan (as defined below), except to the extent required by applicable Law.

(c)  All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  No Consolidated Subsidiary of the Company has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

3.3  Authority; No Violation.

(a)  The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions (other than the Second Merger).  The execution and delivery of this Agreement and the consummation of the

Transactions (other than the Second Merger) have been duly and validly approved by the Board of Directors of the Company.  The Board of Directors of the Company has determined that this Agreement and the terms of the Merger and the related Transactions (other than the Second Merger) are advisable and in the best interests of the Company and its stockholders, has approved the Company Matters and has directed that the Company Matters be submitted to the Company’s stockholders for approval at a duly held meeting of such stockholders and has adopted a resolution to the foregoing effect.  Except for receipt of the affirmative vote of the holders of at least two-thirds of the shares of the Company Common Stock entitled to vote to approve the Company Matters pursuant to this Agreement, the Merger and the other Transactions (other than the Second Merger) have been authorized by all necessary corporate action.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)  Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions (other than the Second Merger), nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made, (A) violate any Law or Order applicable to the Company, any of its Consolidated Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Company or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(c)  Neither the consummation by the Company of the Transactions nor compliance by the Company with any of the terms or provisions of this Agreement will, assuming that the consents, rating agency confirmations, approvals, authorizations, notices and filings Previously Disclosed are duly obtained or made, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, confirmation, approval or authorization of, or notice to or filing with any third-party with respect to, any of the terms, conditions or provisions of any Company Managed Fund Contract.

3.4  Governmental Consents.  Except for (i) the Regulatory Approvals that have been Previously Disclosed by the Company in Section 3.4 of the Company Disclosure Schedule (collectively, the “Company Requisite Regulatory Approvals”), (ii) the filing with the SEC of a joint proxy statement in definitive form relating to the meeting of the Company’s stockholders and the meeting of Parent’s stockholders to be held in connection with this Agreement and the Transactions (the “Joint Proxy Statement/Prospectus”) and of a registration statement on Form N-14 or such other appropriate SEC form (the “Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus (the “Prospectus”), and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT, (iv) any notices or filings under the HSR Act and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of the shares of the Parent Common Stock pursuant to this Agreement and approval of listing of such Parent Common Stock on NASDAQ and the Company Public Notes on NASDAQ, NYSE or other applicable exchanges, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by the Company of the Merger and the other Transactions.  No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by the Company of this Agreement other than (i) the reporting of this Agreement on a Current Report on Form 8-K or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

3.5  Reports; Regulatory Matters.

(a)  The Company and each of its Consolidated Subsidiaries, in all material respects, have timely filed all reports, schedules, registrations, statements, certifications and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2008 with the SEC, the NYSE and any other Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2008 pursuant to the Laws of any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.  To the knowledge of the Company, since January 1, 2008, no Governmental Entity has initiated or has pending any Proceeding or investigation into the business, disclosures or operations of the Company or any of its Consolidated Subsidiaries.  To the knowledge of the Company, since January 1, 2008, no Governmental Entity has resolved any Proceeding or investigation into the business, disclosures or operations of the Company or any of its Consolidated Subsidiaries.  To the knowledge of the Company, there is no unresolved or threatened comment, exception or stop order by any Governmental Entity with respect to any filing by the Company or any of its Consolidated Subsidiaries, relating to any examinations or inspections of the Company or any of its Consolidated Subsidiaries.  To the knowledge of the Company, since January 1, 2008, there have been no formal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Consolidated Subsidiaries.

(b)  An accurate and complete copy of each (i) prospectus, final registration statement, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Consolidated Subsidiaries pursuant to the Investment Company Act, the Securities Act or the Exchange Act since January 1, 2008 (the “Company SEC Reports”) and (ii) communication mailed by the Company to its stockholders since January 1, 2008 is publicly available.  No such Company SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading.  As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c)  Neither the Company nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has been ordered to pay any civil money penalty by, or since January 1, 2008 has adopted any policies, procedures or board resolutions at the request of, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to the Company’s knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of Parent or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has the Company or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of the Company, verbally, since January 1, 2008 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

3.6  Company Financial Statements.

(a)  The financial statements, including the related consolidated schedules of investments, of the Company and its Consolidated Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) and the Company Interim Financials (i) have been prepared from, and are in accordance with, in all material respects, the books and records of the Company and its Consolidated Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements and the Company Interim Financials to recurring year-end audit adjustments normal in nature and amount), (iii) have complied as to form, as of their respective dates of filing with the SEC or, in the case of the Company Interim Financials, as of the date hereof, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  As of the date hereof, the books and records of the Company and its Consolidated Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  KPMG LLP has not resigned, threatened resignation or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)  (i)  Neither the Company nor any of its Consolidated Subsidiaries has any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (A) in the case of the Company and its Consolidated Subsidiaries, liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Company Interim Financials, (B) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2009 and (C) liabilities incurred since September 30, 2009 pursuant to Contracts entered into after September 30, 2009 not in violation of this Agreement (as if this Agreement was in effect on September 30, 2009).

(ii)  Other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, neither the Company nor any of its Consolidated Subsidiaries is a party to, and has no commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Consolidated Subsidiaries, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving the Company in the Company’s consolidated financial statements.

(iii)  None of the Consolidated Subsidiaries of the Company is required to file any forms, reports, schedules, statements or other documents with the SEC.

(c)  Since January 1, 2008, (i) neither the Company nor any of its Consolidated Subsidiaries nor, to the knowledge of the Company, any director, officer, Employee, auditor, accountant or representative of the Company or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its

Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing the Company or any of its Consolidated Subsidiaries, whether or not employed by the Company or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, Employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

(d)  Neither the Company nor any of its Consolidated Subsidiaries is a party to any securitization transaction with respect to the assets of the Company or its Consolidated Subsidiaries or off-balance sheet arrangement with respect to the Company (as defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).  To the Company’s knowledge, since January 1, 2008, KPMG LLP, which has expressed its opinion with respect to the financial statements of the Company and its Consolidated Subsidiaries included in the Company SEC Reports (including the related notes), has been (i) “independent” with respect to the Company and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(e)  The principal executive officer and principal financial officer of the Company have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates, pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct, and the Company is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards and corporate governance rules of the NYSE.

(f)  The Company has in all material respects:

(i)  designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to allow the Company’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii)  designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; the Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2008 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that such internal controls were effective using the framework specified in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

(iii)  (A) disclosed, based on its most recent evaluation, to its auditors and the Audit Committee of the Board of Directors of the Company (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of the Company’s internal controls over financial reporting that could adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other Employees who have a significant role in its internal controls over financial reporting and (B) identified for the Company’s auditors any material weaknesses in internal controls; and

(iv)  provided to Parent true and correct copies of any of the foregoing disclosures to its auditors or the Audit Committee of the Board of Directors of the Company that have been made in writing from January 1, 2008 through the date hereof, and will promptly provide to Parent true and correct copies of any such disclosures that are made after the date hereof.

3.7  Broker’s Fees.  Neither the Company nor any of its Consolidated Subsidiaries nor any of their respective officers, directors, Employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other Transactions, other than to Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P. pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Parent.

3.8  Absence of Changes or Events.  Since September 30, 2009, (a) there has not been any Effect that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Company, and (b) there has not been any action that, if it had been taken after the date hereof, would have required the consent of Parent under Section 5.1 or 5.2.

3.9  Compliance with Applicable Law.

(a)  The Company and each of its Consolidated Subsidiaries is in compliance, and has been operated since January 1, 2008, in all material respects, with all applicable

Laws, including, if and to the extent applicable, the Investment Company Act, the Investment Advisers Act, the Securities Act, the Exchange Act, Environmental Laws and the Code other than, in the case of Environmental Laws only, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  Each of the Company and its Consolidated Subsidiaries is in compliance, and has been operated since January 1, 2008 in compliance, with all listing standards and corporate governance standards of the NYSE or other listing exchange or self regulating organization applicable to the Company or its Consolidated Subsidiaries, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  The Company has complied with the SEC Order.

(b)  (i) The Company and each Company Managed Fund has complied since January 1, 2008 (or, if later, its launch date or the date the Company or one of its Consolidated Subsidiaries began managing the Company Managed Fund), and is in compliance, in all material respects with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions may be set forth in its registration statement, offering circulars, indentures or plan documents (as they may be amended from time to time) and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(c)  The Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act.  Since January 1, 2008, there have been no “Material Compliance Matters” for the Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Company’s Board of Directors and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(d)  The Company and each of its Consolidated Subsidiaries will hold immediately prior to the Closing, all Permits required in order to permit the Company and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law, in each case, other than any failure to hold any Permit that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  All such Permits are valid and in full force and effect, except for those the failure of which to be valid or to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  No violations with respect to such Permits have occurred that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, and no Proceeding is pending and served or threatened in writing or, to the knowledge of the Company, pending and not served or otherwise threatened to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to the operations of the Company and its Consolidated Subsidiaries, taken as a whole.  Each Employee of the Company and each of its Consolidated Subsidiaries who is required to be registered or licensed as a registered representative, investment adviser representative, sales person or an equivalent person with any Governmental Entity is duly registered as such and such registration is in full force and effect, except for such failures to be so registered or for such registration to remain in full force and effect that, individually or in the aggregate, would not reasonably be expected to be material to the operations of the Company and its Consolidated Subsidiaries, taken as a whole.

(e)  Each Company Managed Fund that is required to register as an investment company under the Investment Company Act is so registered or is properly relying on an exemption from registration under the Investment Company Act.

(f)  No “affiliated person” (as defined under the Investment Company Act) of the Company has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification.  The Company has made available to Parent, prior to the date of this Agreement, a copy of any material exemptive order or other relief issued by the SEC in respect of any such disqualification.  There is no material Proceeding pending and served or, to the knowledge of the Company, threatened that would result in any such disqualification.

(g)  Any Consolidated Subsidiary of the Company acting as an “investment adviser” as defined in the Investment Advisers Act to a Company Managed Fund is duly registered with the SEC under the Investment Advisers Act or is not subject to registration under the Investment Advisers Act.  No Consolidated Subsidiary of the Company is registered or required to be registered under the Exchange Act as a broker-dealer with the SEC.

(h)  Since January 1, 2008, the Company has not received any written notification, or to the Company’s knowledge oral notification, from a Governmental Entity asserting that it is not in compliance in all material respects with any material Laws or Permits.

3.10  State Takeover Laws.  The Board of Directors of the Company has approved this Agreement, the Merger and the other Transactions as required to render inapplicable to this Agreement, the Merger and such other Transactions the restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law, including Subtitles 6 and 7 of Title 3 of the MGCL (any such laws, “Takeover Statutes”).

3.11  Opinion.  The Board of Directors of the Company has received the opinion of each of Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P., to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Stock.

3.12  Company Information.  The information relating to the Company and its Consolidated Subsidiaries that is provided by the Company or its Representatives for inclusion in the Registration Statement, or in any application, notification or other document filed with any Governmental Entity in connection with the Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Registration Statement relating to the Company and its Consolidated Subsidiaries and other portions within the reasonable control of the Company and its Consolidated Subsidiaries will comply in all material respects with the provisions of the Exchange Act.  The Registration Statement will comply in all material respects with the provisions of the Securities Act.

3.13  Taxes and Tax Returns.

(a)  Each of the Company and its Consolidated Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP.  For taxable years ending on or after December 31, 2003, no Tax Return of the Company or its Consolidated Subsidiaries has been examined by the IRS or other relevant taxing authority except where such examination has not, and would not reasonably be expected to, give rise to liabilities in excess of $25,000 or as set forth on Section 3.13(a) of the Company Disclosure Schedule and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by reserves that are adequate under GAAP.  There are no material disputes pending, or written claims asserted, for Taxes or assessments upon the Company or any of its Consolidated Subsidiaries for which the Company does not have reserves that are adequate under GAAP.  Neither the Company nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Consolidated Subsidiaries).  Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither the Company nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.  Neither the Company nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by the Company or any of its Consolidated Subsidiaries.  Neither the Company nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  If the Company or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b)  The Company made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”).  The Company has qualified as a RIC at all times since December 31, 2002 and expects to continue to so qualify through the Effective Time.  No challenge to the Company’s status as a RIC is pending or has been threatened orally or in writing.  The Company is not required to pay a Tax Dividend for (i) the taxable year ending  December 31, 2009 or (ii) to the knowledge of the Company, for the period beginning January 1, 2010 and ending on the date the Transactions are consummated, with such payments determined without regard to Section 108(i) of the Code.

(c)  Company REIT made a valid election under Part II of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “real estate investment trust” (a “REIT”).  Company REIT has qualified as a REIT at all times since its formation.  No challenge to Company REIT’s status as a REIT is pending or has been threatened in writing.

(d)  The Company and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Code or any comparable provision of any state, local or foreign Laws) and have, within the time and in the manner prescribed by applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e)  The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers together from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f)  The Company has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g)  Each Consolidated Subsidiary of the Company that is a partnership, joint venture, or limited liability company has been since its formation treated for U.S. federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(h)  Section 3.13(h) of the Company Disclosure Schedule lists each asset the disposition of which would be subject to rules similar to Section 1374 of the Code as prescribed in Internal Revenue Service Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-5, Treasury Regulation Section 1.337(d)-6 or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset.

(i)  No claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of its Consolidated Subsidiaries does not file Tax Returns that the Company or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction.

(j)  Neither the Company nor any other Person on behalf of the Company or any of its Consolidated Subsidiaries has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k)  Neither the Company nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(l)  Neither the Company nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than the Company and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(m)  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Consolidated Subsidiaries.

3.14  Litigation.

(a)  Neither the Company nor any of its Consolidated Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other Proceedings of any nature against the Company or any of its Consolidated Subsidiaries or to which any of their assets are subject that is seeking unspecified damages, damages in excess of $100,000, or any injunctive or other equitable relief other than, in the case of Proceedings initiated between the date hereof and the Closing Date only, such Proceedings as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(b)  There is no material Order or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies or their Consolidated Subsidiaries) imposed upon the Company, any of its Consolidated Subsidiaries or the assets of the Company or any of its Consolidated Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its Consolidated Subsidiaries).

(c)  Since January 1, 2008, there have not been, nor are there currently pending, any internal investigations or inquiries being conducted by the Company, the Company’s Board of Directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.15  Employee Matters.

(a)  The Company has Previously Disclosed a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each material employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit, health, medical or other similar plan, program, agreement or commitment, whether written or unwritten entered into, maintained or contributed to by the Company or any of its Consolidated Subsidiaries or to which the Company or any of its Consolidated Subsidiaries is obligated to contribute or which otherwise provides benefits to any current, former or future employee, officer or director of the Company or any beneficiary or dependent thereof (the “Company Benefit Plans”).

(b)  With respect to each of the Company Benefit Plans maintained by the Company or any of its Consolidated Subsidiaries, the Company has provided to Parent or has previously publicly filed, true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Company Benefit Plan; (ii) the summary plan description; (iii) the three most recent annual reports, financial statements and/or actuarial reports; (iv) the most recent determination letter from the IRS; (v) the three most recent Form 5500s that have been filed with the IRS, including all schedules thereto; (vi) any related trust agreements, insurance contracts or documents of any other funding arrangements; (vii) any notices to or from the IRS or any office or representative of the Department of Labor relating to any pending compliance issues in respect of any such Company Benefit Plan; and (viii) all material amendments, material modifications or material supplements to any such Company Benefit Plan.

(c)  With respect to each of the Company Benefit Plans, (i) all contributions, premiums and other payments required to be made with respect to any Company Benefit Plan have been made on or before their due dates under applicable Law and the terms of such Company Benefit Plan, (ii) the Company and each of its Consolidated Subsidiaries have operated and administered each such Company Benefit Plan in material compliance with all applicable Laws and the terms of each such plan, and (iii) the terms of each such Company Benefit Plan maintained by the Company or its Consolidated Subsidiaries are in material compliance with all applicable Laws.  Each Company Benefit Plan maintained by the Company or its Consolidated Subsidiaries that is intended to be “qualified” under Section 401 has received a favorable determination or opinion letter from the IRS to such effect and, to the knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.  There are no pending or, to the knowledge of the Company, threatened or anticipated material Proceedings by, on behalf of or against any of the Company Benefit Plans, any fiduciaries of such Company Benefit Plans (with respect to whom the Company has an indemnification obligation with respect to their duties to any such Company Benefit Plans), or against the assets of such Company Benefit Plans or any trust maintained in connection with such Company Benefit Plans (other than routine claims for benefits).

(d)  Each trade or business, whether or not incorporated, that together with the Company or any of its Consolidated Subsidiaries would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”), has, to the knowledge of the Company, since January 1, 2008, fulfilled its obligations under the minimum funding standards of ERISA and the Code with respect to each ERISA Plan which it sponsors or maintains or to which it has an obligation to contribute and is in material compliance with ERISA and the Code with respect to each such ERISA Plan.  To the knowledge of the Company, since January 1, 2008, no ERISA Affiliate has (i) sought a waiver of the minimum funding standard under Section 412 of the Code in respect of any ERISA plan, (ii) failed to make any contribution or payment to any ERISA Plan or Multiemployer Plan, or made any amendment to any ERISA Plan, which has resulted or could result in the imposition of a material Lien or the posting of a bond or other security under ERISA or the Code, or (iii) incurred any material liability under Title IV of ERISA, other than a liability to the PBGC for premiums under Section 4007 of ERISA.  To the knowledge of the Company, since January 1, 2008, no complete or partial withdrawal from any Multiemployer Plan has been made by any ERISA Affiliate that would reasonably be expected to result in any material liability to such ERISA Affiliate, whether such liability is contingent or otherwise and if any ERISA Affiliate were to withdraw from any such Multiemployer Plan, such withdrawal would not result in any material liability to any ERISA Affiliate.  For purposes of this Section 3.15(e), “ERISA Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of 4971 of the Code, other than a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA (a “Multiemployer Plan”).  Notwithstanding the foregoing, the representations contained in this Section 3.15(d) shall be deemed to be breached only if and to the extent that the underlying event or occurrence would reasonably be expected to result in any material liability to the Company or any Consolidated Subsidiary.

(e)  Neither the Company nor any of its Consolidated Subsidiaries maintain or contribute to, or within the last six years have maintained or contributed to, (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code.

(f)  Except as Previously Disclosed, no Company Benefit Plan is under audit or is the subject of a material Proceeding by the IRS, the Department of Labor, the SEC or any other Governmental Entity, nor is any such audit or material Proceeding pending or, to the Company’s knowledge, threatened.

(g)  Except as Previously Disclosed, or as provided for by the terms of this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Transactions will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or individual treated as an independent contractor of the Company or any of its Consolidated Subsidiaries, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or individual treated as an independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or (v) result in any limitation (x) on the right of the Company or any of its Consolidated Subsidiaries prior to the Effective Time, or (y) the right of Parent or any of its Consolidated Subsidiaries on and after the Effective Time to amend, merge or terminate any Company Benefit Plan maintained by the Company or its Consolidated Subsidiaries or related trust.

(h)  Except as Previously Disclosed, neither the Company nor its Consolidated Subsidiaries has any liability with respect to an obligation to provide post-employment group health benefits (whether or not insured) with respect to any Person beyond such Person’s retirement or other termination of service, other than coverage mandated by Section 4980B of the Code or applicable Law.

(i)  All the Company equity awards have been granted in material compliance with the terms of the applicable Company Benefit Plans and applicable Law.

(j)  Neither the Company nor any of its Consolidated Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union and there are no organizational campaigns, petitions or other activities or Proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Consolidated Subsidiaries or compel the Company or any of its Consolidated Subsidiaries to bargain with any such labor union, works council or labor organization.  There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of the Company, threatened and neither the Company nor any of its Consolidated Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage within the past three years.  Neither the Company nor any of its Consolidated Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.  The Company and each of its Consolidated Subsidiaries are in compliance with all applicable Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices.  Except as would not result in any material liability to the Company or any of its Consolidated Subsidiaries, there are no Proceedings of any nature pending or, to the knowledge of the Company, threatened against the Company or any of its Consolidated Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.  The Company has provided to Parent a copy of all written policies and procedures related to the Company’s and its Consolidated Subsidiaries’ employees.

(k)  Within the last six months, neither the Company nor any of its Consolidated Subsidiaries has incurred any liability or obligation that remains unsatisfied under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar Laws regarding the termination or layoff of employees, nor has the Company taken any undisclosed action that may contribute to establishing any liability or obligation under such employee termination advance notification laws.

3.16  Certain Contracts.

(a)   The Company has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to Parent of, all Contracts (in each case, other than any Company Benefit Plans) (the “Company Material Contracts”) to which, as of the date hereof, it or any of its Consolidated Subsidiaries is a party, or by which it or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of the Company, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject:

(1)  any loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness of the Company or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred;

(2)  any Contract, with (A) any Consolidated Subsidiaries of the Company, (B) any current or former Employee or controlling stockholder of it or except with respect to investments set forth in the Company SEC Reports or Company Interim Financials, any Affiliate of such Person, or (C) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clause (A) or (B) of this paragraph, in each case in excess of $250,000 (individually or together with all related Contracts);

(3)  any Contract that creates future payment obligations, including settlement agreements, in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 90 days or less, or any Contract that creates or would create a Lien on any asset of the Company or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company);

(4)  except with respect to investments set forth in the Company SEC Reports or Company Interim Financials, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to the Company and its Consolidated Subsidiaries, taken as a whole;

(5)  any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of the Company and its Consolidated Subsidiaries (taken as a whole) is or could be conducted or the types of business that the Company and its Consolidated Subsidiaries conducts or may conduct;

(6)  any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after January 1, 2008 other than Contracts entered into in the ordinary course of business with respect to investments set forth in the Company SEC Reports or the Company Interim Financials;

(7)  any Contract that obligates the Company or any of its Consolidated Subsidiaries to conduct any business that is material to the Company and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Merger, will obligate Parent, the Surviving Company or any of their Consolidated Subsidiaries to conduct business with any third-party on an exclusive basis;

(8)  any Contract with a Governmental Entity;

(9)  any Company Managed Fund Contract;

(10)  any Contract relating to any collateral management, investment advisory or other management or advisory fees in excess of $250,000 per year payable by or to the Company or any of its Consolidated Subsidiaries; or

(11)  any other Contract that is a “material contract” within the meaning of Item 601(b)(10) of the

SEC’s Regulation S-K or that is material to the Company or its financial condition or results of operations.

(b)  Each Company Material Contract is (i) valid and binding on the Company or its applicable Consolidated Subsidiary and, to the Company’s knowledge, each other party thereto, (ii) enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and (iii) is in full force and effect other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  Neither the Company nor any of its Consolidated Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  No Company Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  No event has occurred with respect to the Company or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a material breach, violation or default under, give rise to a right of termination, modification, cancellation, foreclosure, prepayment or acceleration under or result in the imposition of a Lien pursuant to, any of the Company Material Contracts other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

3.17  Insurance Coverage.

(a)  Section 3.17(a) of the Company Disclosure Schedule contains a list of all material insurance policies that are owned by the Company or its Consolidated Subsidiaries and that name the Company or a Consolidated Subsidiary as an insured, including, without limitation, fidelity or surety bonds and self-insurance arrangements and those which pertain to the assets, Employees, agents or operations of the Company or its Consolidated Subsidiaries (each, a “Company Insurance Policy”).

(b)  The Company and its Consolidated Subsidiaries are insured against (i) such losses and risks and in such amounts as are customary in the businesses in which they are engaged, and (ii) any and all reasonably foreseeable liability for any and all of the litigation described in the Company Quarterly Report and Section 3.14(a) of the Company Disclosure Schedule.  In addition, Section 3.17(b) of the Company Disclosure Schedule sets forth in respect of the Company Insurance Policies (i) a description of claims made and reported involving amounts in excess of $100,000 and (ii) the aggregate amount paid out under each such policy during the period from January 1, 2008 through the date hereof.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, neither the Company nor any of its Consolidated Subsidiaries has received any notice or other communication regarding any actual or threatened in writing:  (a) cancellation or invalidation of any Company Insurance Policy (if not rescinded); (b) refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any Company Insurance Policy; or (c) material adjustment in the amount of the premiums payable with respect to any Company Insurance Policy.

(d)  There have been no disputes regarding denial or nonpayment of claims under any Company Insurance Policy since January 1, 2008 other than with respect to claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  The Company and its Consolidated Subsidiaries maintain insurance coverage with reputable insurers reasonably believed by the Company to be financially sound.

3.18  Investment Assets.

Each of the Company and its Consolidated Subsidiaries has good title to all securities, indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of the Company or its Consolidated Subsidiaries under the Company Outstanding Debt and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business.

3.19  [Reserved].

3.20  Intellectual Property.  The Company and its Consolidated Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent applications, patent rights, trademarks, trademark applications, trademark rights, trade names, trade name rights, service marks, service mark applications, service mark rights, copyrights, computer programs (including source code and object code), trade secrets, know-how and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of the Company and its Consolidated Subsidiaries taken as a whole (hereinafter, “Company Intellectual Property Rights”).  No claims are pending for which the Company has received written notice or, to the knowledge of the Company, threatened (i) that the Company or any of its Consolidated Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Right, or (ii) that any Company Intellectual Property Right is invalid or unenforceable.  To the knowledge of the Company, no Person is infringing, misappropriating or using without authorization the rights of the Company or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right.

3.21  Environmental Matters.  There are no material Proceedings of any kind, pending or, to the knowledge of the Company, threatened, against the Company or any of its Consolidated Subsidiaries, arising under any Environmental Law.  There are no Orders by or with any Governmental Entity, imposing any material liability or obligation on the Company or any of its Consolidated Subsidiaries under or in respect of any Environmental Law.  There are and have been no substances, materials, chemicals, wastes, pollutants, or contaminants classified as hazardous or toxic, or that are otherwise defined in or regulated under any Environmental Law, or other conditions at any property owned, operated, or otherwise used by, or the subject of a security interest on behalf of it or any of its Consolidated Subsidiaries, that reasonably could be expected, individually or in the aggregate, to give rise to a Material Adverse Effect with respect to the Company.  The Company has provided to Parent all material environmental reports, assessments, audits, studies, investigations, data, environmental permits and other material written environmental information in the custody, possession or control of the Company or any of its Consolidated Subsidiaries, concerning the Company or any of its Consolidated Subsidiaries.

3.22  Real Property.

(a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, the Company or a Consolidated Subsidiary of the Company owns fee simple title to, or has a valid leasehold interest in, each of the real properties reflected on the most recent balance sheet of the Company included in the Company SEC Reports and the Company Interim Financials and as Previously Disclosed (each, a “Company Property” and collectively, the “Company Properties”), which are all of the real estate properties owned or leased by them, free and clear of Liens, except (i) inchoate Liens imposed for construction work in progress (now or at any time prior to Closing) or otherwise incurred in the ordinary course of business, (ii) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress), and (iii) real estate Taxes, charges of any nature for public utility services and special assessments, none of which is delinquent.  Neither the Company nor any Consolidated Subsidiary of Company has received written notice that it is currently in default under any Property Agreement, Lease or REA other than such defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  In addition, neither the Company or any Consolidated Subsidiary of the Company has any knowledge of facts or circumstances that, with the giving of notice or the passage of time or both, would constitute a default or event of default under any such Property Agreement, Lease or REA, either by the Company or a Consolidated Subsidiary of the Company that is a party thereto, or by any other parties to such Property Agreement, Lease or REA other than such defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(b)  Section 3.22(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned (the “Owned Real Property”) or leased (the “Leased Real Property”) by the Company or any of its Consolidated Subsidiaries (the Owned Real Property together with the Leased Real Property, the “Real Property”), including in each case the address and a description of the use of such Real Property.  Except as set forth on Section 3.22(b) of the Company Disclosure Schedule, neither the Company nor any of its Consolidated Subsidiaries is a party to any Lease for real property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, all of the Leases to which the Company or any of its Consolidated Subsidiaries is party are in full force and effect and enforceable by the Company or the Consolidated Subsidiary which is a party thereto in accordance with their terms except to the extent that such enforceability may be limited by the Bankruptcy and Equity Exception.  Neither the Company nor any of its Consolidated Subsidiaries (nor, to the knowledge of the Company, any other party thereto) is in breach of or default under (and to the knowledge of the Company no event has occurred which with notice or the passage of time or both would constitute a breach or default under) any of the Leases, excluding, however, any breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  The Company has provided Parent with true, complete and correct copies of all Leases.

(c)  Neither the Company nor any of its Consolidated Subsidiaries has received written notice of any pending or contemplated condemnation, expropriation or other Proceeding in eminent domain affecting the Real Property or any portion thereof or interest therein, except for such Proceedings as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.  Neither the Company nor any of its Consolidated Subsidiaries has received any written notice that the current use and occupancy of the Real Property violates in any material respect any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting the Real Property, as applicable, other than such violations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

3.23  Appraisal Rights.  In accordance with Section 3-202(c)(1) of the MGCL, no appraisal rights shall be available to holders of the Company Common Stock in connection with the Merger.

3.24  Representations Regarding Ciena.  The Company has considered and accounted for Ciena’s voluntary filing for bankruptcy protection, the letters of credit, current regulatory issues, ongoing investigations and litigation, including all allegations and claims of any type, in performing the valuation of Ciena at September 30, 2009.

3.25  Representations Regarding Callidus.  To the knowledge of the Company:

(a)  Callidus is a limited liability company duly formed and validly existing under the laws of the State of Delaware and in good standing with the Delaware Secretary of State.  Callidus has the requisite limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in all material respects as a foreign limited liability company in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.  True and correct copies of the Callidus certificate of formation and limited liability company agreement, as in effect as of the date of this Agreement, have previously been made available to Parent.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, the operations of Callidus are conducted in compliance in all material respects with all applicable Laws.

Without in any way limiting the foregoing, Callidus is not required to be registered as an investment adviser under the Investment Advisers Act.  Since January 1, 2008, neither the Company nor, to the Company’s knowledge, Callidus has received any written notice from any Governmental Entity asserting that Callidus is not in compliance in all material respects with applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

No representation or warranty of Parent contained in this Article IV (other than the representations and warranties contained in Sections 4.1(a) (first and last sentence), 4.3(a) and 4.3(b)(i), which shall be true and correct in all material respects, Section 4.2, which shall be true and correct except to a de minimis extent (relative to Section 4.2 taken as a whole) or except in any way that reasonably is not adverse to the Company, and Sections 4.1(b), 4.7, 4.8(a), and 4.15(a), which shall be true and correct in all respects) shall be deemed untrue, and Parent shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation contained in this Article IV (read for this purpose without regard to any individual reference to “materiality,” “Material Adverse Effect” or words of similar import set forth in this Article IV) has had or is reasonably likely to have a Material Adverse Effect with respect to Parent.

Subject to the foregoing, except with respect to matters that have been Previously Disclosed, Parent hereby represents and warrants to the Company as follows as of the date hereof and as of the Effective Time:

4.1  Corporate Organization.

(a)  Each of Parent and Merger Sub is a corporation duly incorporated and validly existing under the laws of the State of Maryland and in good standing with the SDAT.  Each of Parent and Merger Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in all material respects as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.  Parent has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

(b)  True, complete and correct copies of the Parent Articles and Parent Bylaws, as in effect as of the date of this Agreement, have previously been publicly filed (or provided) by Parent and are available to the Company.

(c)  Each Consolidated Subsidiary of Parent (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects and (iii) is duly licensed or qualified to do business in all material respects as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

4.2  Capitalization.

(a)  The authorized capital stock of Parent consists of 200,000,000 shares of the Parent Common Stock of which, as of October 25, 2009 (the “Parent Capitalization Date”), no more than 109,592,728 shares were issued and outstanding, all of which were the Parent Common Stock.  No shares of authorized capital stock of Parent have been classified as anything but the Parent Common Stock.  All of the issued and outstanding shares of the Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to Parent attaching to the ownership thereof.  As of the date of this Agreement, no Voting Debt is issued or outstanding.  As of the Parent Capitalization Date, except pursuant to this Agreement as set forth in this Section 4.2 (including as contemplated in Section 4.2(b)) and Parent’s dividend reinvestment plan, Parent does not have and is not bound by any Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of the Parent Common Stock, Voting Debt or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of the Parent Common Stock, Voting Debt or other equity securities of Parent.  There are no obligations of Parent or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent, Voting Debt or any equity security of Parent or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, Voting Debt or any other equity security of Parent or its Consolidated Subsidiaries or (ii) pursuant to which Parent or any of its Consolidated Subsidiaries is or could be required to register shares of Parent capital stock or other securities under the Securities Act.  All of the Parent Common Stock sold has been sold pursuant to an effective registration statement filed under the Securities Act or an appropriate exemption therefrom and in accordance with the Investment Company Act.

(b)  Parent has no issued and outstanding equity-based awards or, as of the date hereof, any plans providing for such awards.  Since the Parent Capitalization Date through the date hereof, Parent has not (i) issued or repurchased any shares of the Parent Common Stock, Voting Debt or other equity securities of Parent or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Parent’s capital stock or any other equity-based awards.  From January 1, 2009 through the date of this Agreement, neither Parent nor any of its Consolidated Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any material stock-based compensation awards or long term incentive compensation awards, (B) with respect to executive officers of Parent or any of its Consolidated Subsidiaries, entered into or amended any material employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise Taxes under Section 4999 of the Code) or (C) adopted or amended any material Parent Benefit Plan (as defined below), except to the extent required by applicable Law.

(c)  All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of Parent are owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  No Consolidated Subsidiary of Parent has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

4.3  Authority; No Violation.

(a)  Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions (other than the Second Merger).  The execution and delivery of this Agreement and the consummation of the Transactions (other than the Second Merger) have been duly and validly approved by the Boards of Directors of each of Parent and Merger Sub.  The Board of Directors of Parent has determined that this Agreement and the terms of the Merger and the related Transactions (other than the Second Merger) are advisable and in the best interests of Parent and its stockholders, has approved the Parent Matters and has directed that the Parent Matters be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders and has adopted a resolution to the foregoing effect.  Except for receipt of the affirmative vote of a majority of the shares of the Parent Common Stock entitled to vote to approve the Parent Matters pursuant to this Agreement, the Merger and the other Transactions (other than the Second Merger) have been authorized by all necessary corporate action.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

(b)  Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions (other than the Second Merger), nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Articles, Parent Bylaws or the bylaws or charter of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 4.3(a) and Section 4.4 are duly obtained and/or made, (A) violate any Law or Order applicable to Parent, any of its Consolidated Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which Parent or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

(c)  Neither the consummation by Parent of the Transactions nor compliance by Parent with any of the terms or provisions of this Agreement will, assuming that the consents, rating agency confirmations, approvals, authorizations, notices and filings Previously Disclosed are duly obtained or made, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, confirmation, approval or authorization of, or notice to or filing with any third-party with respect to, any of the terms, conditions or provisions of any Parent Managed Fund Contract.

4.4  Governmental Consents.  Except for (i) the Regulatory Approvals that have been Previously Disclosed by Parent in Section 4.4 of the Parent Disclosure Schedule (collectively, the “Parent Requisite Regulatory Approvals”), (ii) the filing with the SEC of the Registration Statement, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT, (iv) any notices or filings under the HSR Act and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of the shares of the Parent Common Stock pursuant to this Agreement and approval of listing of such Parent Common Stock on NASDAQ and the Company Public Notes on NASDAQ, NYSE or other applicable exchanges, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Parent or Merger Sub of the Merger and the other Transactions.  No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Parent of this Agreement other than (i) the reporting of this Agreement on a Current Report on Form 8-K or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

4.5  Reports; Regulatory Matters

(a)  Parent and each of its Consolidated Subsidiaries, in all material respects, have timely filed all reports, schedules, registrations, statements, certifications and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2008 with the SEC, NASDAQ and any other Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2008 pursuant to the Laws of any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.  To the knowledge of Parent, since January 1, 2008, no Governmental Entity has initiated or has pending any Proceeding or investigation into the business, disclosures or operations of Parent or any of its Consolidated Subsidiaries.  To the knowledge of Parent, since January 1, 2008, no Governmental Entity has resolved any Proceeding or investigation into the business, disclosures or operations of Parent or any of its Consolidated Subsidiaries.  To the knowledge of Parent, there is no unresolved or threatened comment, exception or stop order by any Governmental Entity with respect to any filing by Parent or any of its Consolidated Subsidiaries relating to any examinations or inspections of Parent or any of its Consolidated Subsidiaries.  To the knowledge of the Parent, since January 1, 2008, there have been no formal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of Parent or any of its Consolidated Subsidiaries.

(b)  An accurate and complete copy of each (i) prospectus, final registration statement, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent or any of its Consolidated Subsidiaries pursuant to the Investment Company Act, the Securities Act or the Exchange Act since January 1, 2008 (the “Parent SEC Reports”) and (ii) communication mailed by Parent to its stockholders since January 1, 2008 is publicly available.  No such Parent SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading.  As of their respective dates, all Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c)  Neither Parent nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has been ordered to pay any civil money penalty by, or since January 1, 2008 has adopted any policies, procedures or board resolutions at the request of, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to Parent’s knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of Parent or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has Parent or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of Parent, verbally, since January 1, 2008 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

4.6  Parent Financial Statements

(a)  The financial statements, including the related consolidated schedules of investments, of Parent and its Consolidated Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) and the Parent Interim Financials (i) have been prepared from, and are in accordance with, in all material respects, the books and records of Parent and its Consolidated Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements and the Parent Interim Financials to recurring year-end audit adjustments normal in nature and amount), (iii) have complied as to form, as of their respective dates of filing with the SEC or, in the case of the Parent Interim Financials, as of the date hereof, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  As of the date hereof, the books and records of Parent and its Consolidated Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  KPMG LLP has not resigned, threatened resignation or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)  (i)  Neither Parent nor any of its Consolidated Subsidiaries has any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (A) in the case of Parent and its Consolidated Subsidiaries, liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in the Parent Interim Financials, (B) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2009 and (C) liabilities incurred since September 30, 2009 pursuant to Contracts entered into after September 30, 2009 in violation of this Agreement (as if this Agreement was in effect on September 30, 2009).

(ii)  Other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent, neither Parent nor any of its Consolidated Subsidiaries is a party to, and has no commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Consolidated Subsidiaries, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Parent in Parent’s consolidated financial statements.

(iii)  None of the Consolidated Subsidiaries of Parent is required to file any forms, reports, schedules, statements or other documents with the SEC.

(c)  Since January 1, 2008, (i) neither Parent nor any of its Consolidated Subsidiaries nor, to the knowledge of Parent, any director, officer, Employee, auditor, accountant or representative of Parent or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing Parent or any of its Consolidated Subsidiaries, whether or not employed by Parent or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, Employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent.

(d)  Neither Parent nor any of its Consolidated Subsidiaries is a party to any securitization transaction with respect to the assets of Parent or its Consolidated Subsidiaries or off-balance sheet arrangement with respect to Parent (as defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act). To Parent’s knowledge, since January 1, 2008, KPMG LLP, which has expressed its opinion with respect to the financial statements of Parent and its Consolidated Subsidiaries included in Parent’s SEC Reports (including the related notes), has been (i) “independent” with respect to Parent and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(e)  The principal executive officer and principal financial officer of Parent have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates, pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct, and Parent is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards and corporate governance rules of NASDAQ.

(f)  Parent has in all material respects:

(i)  designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to allow Parent’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii)  designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; Parent’s management, with the participation of Parent’s principal executive and financial officers, has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting for the fiscal year ended December 31, 2008 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that such internal controls were effective using the framework specified in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

(iii)  (A) disclosed, based on its most recent evaluation, to its auditors and the Audit Committee of the Board of Directors of Parent (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of Parent’s internal controls over financial reporting that could adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other Employees who have a significant role in its internal controls over financial reporting and (B) identified for Parent’s auditors any material weaknesses in internal controls; and

(iv)  provided to the Company true and correct copies of any of the foregoing disclosures to its auditors or the Audit Committee of the Board of Directors of Parent that have been made in writing from January 1, 2008 through the date hereof, and will promptly provide to the Company true and correct copies of any such disclosures that are made after the date hereof.

4.7  Broker’s Fees.  Neither Parent nor any of its Consolidated Subsidiaries nor any of their respective officers, directors, Employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other Transactions, other than to J.P. Morgan Securities Inc. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to the Company.

4.8  Absence of Changes or Events.  Since September 30, 2009, (a) there has not been any Effect that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to Parent and (b) there has not been any action that, if it had been taken after the date hereof, would have required the consent of the Company under Section 5.1 and 5.4.

4.9  Compliance with Applicable Law.

(a)  Parent and each of its Consolidated Subsidiaries is in compliance, and has been operated since January 1, 2008, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Investment Advisers Act, the Securities Act, the Exchange Act, Environmental Laws and the Code other than, in the case of Environmental Laws only, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.  Each of Parent and its Consolidated Subsidiaries is in compliance, and has been operated since January 1, 2008 in compliance with all listing standards and corporate governance standards of NASDAQ or other listing exchange or self regulating organization applicable to the Parent or its Consolidated Subsidiaries other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

(b)  (i) Parent and each Parent Managed Fund has complied since January 1, 2008 (or, if later, its launch date or the date the Company or one of its Consolidated Subsidiaries began managing the Company Managed Fund), and is in compliance, in all material respects with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions may be set forth in its registration statement, offering circulars, indentures or plan documents (as they may be amended from time to time) and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

(c)  Parent has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act.  Since January 1, 2008, there have been no “Material Compliance Matters” for Parent, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to Parent’s Board of Directors and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

(d)  Parent and each of its Consolidated Subsidiaries will hold immediately prior to the Closing, all Permits required in order to permit Parent and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law, in each case, other than any failure to hold any Permit that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.  All such Permits are valid and in full force and effect, except for those the failure of which to be valid or to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.  No violations with respect to such Permits have occurred that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent, and no Proceeding is pending and served or threatened in writing or, to the knowledge of Parent, pending and not served or otherwise threatened to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to the operations of Parent and its Consolidated Subsidiaries, taken as a whole.  Each Employee of Parent and each of its Consolidated Subsidiaries who is required to be registered or licensed as a registered representative, investment adviser representative, sales person or an equivalent person with any Governmental Entity is duly registered as such and such registration is in full force and effect, except for such failures to be so registered or for such registration to remain in full force and effect that, individually or in the aggregate, would not reasonably be expected to be material to the operations of Parent and its Consolidated Subsidiaries, taken as a whole.

(e)  Each Parent Managed Fund that is required to register as an investment company under the Investment Company Act is so registered or is properly relying on an exemption from registration under the Investment Company Act.

(f)  No “affiliated person” (as defined under the Investment Company Act ) of Parent has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification.  Parent has made available to the Company, prior to the date of this Agreement, a copy of any material exemptive order or other relief issued by the SEC in respect of any such disqualification.  There is no material Proceeding pending and served or, to the knowledge of Parent, threatened that would result in any such disqualification.

(g)  Any Consolidated Subsidiary of Parent acting as an “investment adviser” as defined in the Investment Advisers Act to a Parent Managed Fund is duly registered with the SEC under the Investment Advisers Act or is not subject to registration under the Investment Advisers Act.  No Consolidated Subsidiary of Parent is registered or required to be registered under the Exchange Act as a broker-dealer with the SEC.

(h)  Since January 1, 2008, Parent has not received any written notification, or to Parent’s knowledge oral notification, from a Governmental Entity asserting that it is not in compliance in all material respects with any material Laws or Permits.

4.10  Opinion.  The Board of Directors of Parent has received the opinion of J.P. Morgan Securities Inc., to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to Parent.

4.11  Parent Information.  The information relating to Parent and its Consolidated Subsidiaries that is provided by Parent or its Representatives for inclusion in the Registration Statement, or in any application, notification or other document filed with any Governmental Entity in connection with the Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Registration Statement relating to Parent and its Consolidated Subsidiaries and other portions within the reasonable control of Parent and its Consolidated Subsidiaries will comply in all material respects with the provisions of the Exchange Act.  The Registration Statement will comply in all material respects with the provisions of the Securities Act.

4.12  Taxes and Tax Returns.

(a)  Each of Parent and its Consolidated Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP.  For taxable years ending on or after December 31, 2003, no Tax Return of Parent or its Consolidated Subsidiaries has been examined by the IRS or other relevant taxing authority except where such examination has not, and would not reasonably be expected to, give rise to liabilities in excess of $25,000 or as set forth on Section 4.12(a) of the Parent Disclosure Schedule and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by reserves that are adequate under GAAP.  There are no material disputes pending, or written claims asserted, for Taxes or assessments upon Parent or any of its Consolidated Subsidiaries for which Parent does not have reserves that are adequate under GAAP.  Neither Parent nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Consolidated Subsidiaries).  Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither Parent nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.  Neither Parent nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Parent or any of its Consolidated Subsidiaries.  Neither Parent nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  If Parent or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b)  Parent made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC.  Parent has qualified as a RIC at all times since its formation and expects to continue to so qualify through the Effective Time.  No challenge to the Parent’s status as a RIC is pending or has been threatened orally or in writing.

(c)  Merger Sub is a newly formed entity created for the purpose of undertaking the Merger.  Prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(d)  Parent and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Code or any comparable provision of any state, local or foreign Laws) and have, within the time and in the manner prescribed by applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e)  Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers together from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f)  Parent has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g)  Each Consolidated Subsidiary of Parent that is a partnership, joint venture, or limited liability company has been since its formation treated for U.S. federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(h)  Section 4.12(h) of the Parent Disclosure Schedule lists each asset the disposition of which would be subject to rules similar to Section 1374 of the Code as prescribed in Internal Revenue Service Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-5, Treasury Regulation Section 1.337(d)-6 or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset.

(i)  No claim has been made in writing by a taxing authority in a jurisdiction where Parent or any of its Consolidated Subsidiaries does not file Tax Returns that Parent or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction.

(j)  Neither Parent nor any other Person on behalf of Parent or any of its Consolidated Subsidiaries has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k)  Neither Parent nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(l)  Neither Parent nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than Parent and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(m)  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or any of its Consolidated Subsidiaries.

4.13  Litigation.

(a)  Neither Parent nor any of its Consolidated Subsidiaries is a party to any, and there are no pending or, to the Parent’s knowledge, threatened, legal, administrative, arbitral or other Proceedings of any nature against Parent or any of its Consolidated Subsidiaries or to which any of their assets are subject that is seeking unspecified damages, damages in excess of $100,000, or any injunctive or other equitable relief other than, in the case of Proceedings initiated between the date hereof and the Closing Date only, such Proceedings as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

(b)  There is no material Order or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies or their Consolidated Subsidiaries) imposed upon Parent, any of its Consolidated Subsidiaries or the assets of Parent or any of its Consolidated Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its Consolidated Subsidiaries).

(c)  Since January 1, 2008, there have not been, nor are there currently pending, any internal investigations or inquiries being conducted by Parent, Parent’s Board of Directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

4.14  Employee Matters.  Neither Parent nor any of its Consolidated Subsidiaries has any employees or any “employee benefit plans” as defined in Section 3(3) of ERISA, or any employment, bonus, incentive or deferred compensation, vacation, stock option or other equity based, severance, termination, retention, change of control, profit sharing, fringe benefit, health, medical or other similar plan, program, agreement or commitment, whether written or unwritten (“Parent Benefit Plans”).

4.15  Certain Contracts.

(a)  Parent has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to the Company of, all Contracts (in each case, other than any Parent Benefit Plans) (the “Parent Material Contracts”) to which, as of the date hereof, it or any of its Consolidated Subsidiaries is a party, or by which it or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of Parent, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject:

(1)  any loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness of Parent or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred;

(2)  any Contract other than this Agreement, with (A) any Consolidated Subsidiaries of Parent, (B) any current or former Employee or controlling stockholder of it or except with respect to investments set forth in the Parent SEC Reports or Parent Interim Financials any Affiliate of such Person, or (C) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clause (A) or (B) of this paragraph, in each case in excess of $250,000 (individually or together with all related Contracts);

(3)  any Contract that creates future payment obligations, including settlement agreements, in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 90 days or less, or any Contract that creates or would create a Lien on any asset of Parent or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent);

(4)  except with respect to investments set forth in the Parent SEC Reports or Parent Interim Financials, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to Parent and its Consolidated Subsidiaries, taken as a whole;

(5)  any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of Parent and its Consolidated Subsidiaries (taken as a whole) is or could be conducted or the types of business that Parent and its Consolidated Subsidiaries conducts or may conduct;

(6)  any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after January 1, 2008 other than Contracts entered into in the ordinary course of business with respect to investments set forth in the Parent SEC Reports or Parent Interim Financials;

(7)  any Contract that obligates Parent or any of its Consolidated Subsidiaries to conduct any business that is material to Parent and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party or, upon consummation of the Merger, will obligate Parent, the Surviving Company or any of their Consolidated Subsidiaries to conduct business with any third-party on an exclusive basis;

(8)  any Contract with a Governmental Entity;

(9)  any Parent Managed Fund Contract;

(10)  any Contract relating to any collateral management, investment advisory or other management or advisory fees in excess of $250,000 per year payable by or to Parent or any of its Consolidated Subsidiaries; or

(11)  any other Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to Parent or its financial condition or results of operations.

(b)  Each Parent Material Contract is (i) valid and binding on Parent or its applicable Consolidated Subsidiary and, to Parent’s knowledge, each other party thereto, (ii) enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and (iii) is in full force and effect other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.  Neither Parent nor any of its Consolidated Subsidiaries nor, to Parent’s knowledge, any other party thereto, is in breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.  No Parent Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.  No event has occurred with respect to Parent or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a material breach, violation or default under, give rise to a right of termination, modification, cancellation, foreclosure, prepayment or acceleration under or result in the imposition of a Lien pursuant to, any of the Parent Material Contracts other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

4.16  Insurance Coverage.

(a)  Section 4.16(a) of the Parent Disclosure Schedule contains a list of all material insurance policies that are owned by Parent or its Consolidated Subsidiaries and that name Parent or a Consolidated Subsidiary as an insured, including, without limitation, fidelity or surety bonds and self-insurance arrangements and those which pertain to the assets, Employees, agents or operations of the Parent or its Consolidated Subsidiaries (each, a “Parent Insurance Policy”).

(b)  Parent and its Consolidated Subsidiaries are insured against (i) such losses and risks and in such amounts as are customary in the businesses in which they are engaged and (ii) any and all reasonably foreseeable liability for any and all of the litigation described in the Parent Quarterly Report and Section 4.13(a) of the Parent Disclosure Schedule.  In addition, Section 4.16(b) of the Parent Disclosure Schedule sets forth in respect of the Parent Insurance Policies (i) a description of claims made and reported involving amounts in excess of $100,000 and (ii) the aggregate amount paid out under each such policy during the period from January 1, 2008 through the date hereof.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent, neither Parent nor any of its Consolidated Subsidiaries has received any notice or other communication regarding any actual or threatened in writing:  (a) cancellation or invalidation of any Parent Insurance Policy (if not rescinded); (b) refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any Parent Insurance Policy; or (c) material adjustment in the amount of the premiums payable with respect to any Parent Insurance Policy.

(d)  There have been no disputes regarding denial or nonpayment of claims under any Parent Insurance Policy since January 1, 2008 other than with respect to claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Parent and its Consolidated Subsidiaries maintain insurance coverage with reputable insurers reasonably believed by Parent to be financially sound.

4.17  Investment Assets.  Each of Parent and its Consolidated Subsidiaries has good title to all securities, indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of Parent or its Consolidated Subsidiaries under outstanding indebtedness and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business.

4.18  [Reserved].

4.19  Intellectual Property.  Parent and its Consolidated Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property Rights that are material to the conduct of the business of Parent and its Consolidated Subsidiaries taken as a whole (hereinafter, “Parent Intellectual Property Rights”).  No claims are pending for which Parent has received written notice or, to the knowledge of Parent, threatened (i) that Parent or any of its Consolidated Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Right, or (ii) that any Parent Intellectual Property Right is invalid or unenforceable.  To the knowledge of Parent, no Person is infringing, misappropriating or using without authorization the rights of the Company or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right.

4.20  Environmental Matters.  There are no material Proceedings of any kind, pending or, to the knowledge of Parent, threatened, against Parent or any of its Consolidated Subsidiaries, arising under any Environmental Law.  There are no Orders by or with any Governmental Entity, imposing any material liability or obligation on Parent or any of its Consolidated Subsidiaries under or in respect of any Environmental Law.  There are and have been no substances, materials, chemicals, wastes, pollutants, or contaminants classified as hazardous or toxic, or that are otherwise defined in or regulated under any Environmental Law, or other conditions at any property owned, operated, or otherwise used by, or the subject of a security interest on behalf of it or any of its Consolidated Subsidiaries, that reasonably could be expected, individually or in the aggregate, to give rise to a Material Adverse Effect with respect to Parent.  Parent has provided to the Company all material environmental reports, assessments, audits, studies, investigations, data, environmental permits and other material written environmental information in the custody, possession or control of Parent or any of its Consolidated Subsidiaries, concerning Parent or any of its Consolidated Subsidiaries.

4.21  Real Property.  Neither Parent nor any of its Consolidated Subsidiaries own any real property.

4.22  Investment Adviser and Administrator

To the knowledge of Parent:

(a)  Ares Capital Management LLC (the “Investment Adviser”) is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware, Ares Operations LLC (the “Administrator”) is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  True, complete and correct copies of the certificates of formation and limited liability company agreements of the Investment Adviser and the Administrator, each as in effect as of the date of this Agreement, have previously been made available to the Company.  Each of the Investment Adviser and the Administrator has the requisite limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(b)  Since the respective dates as of which information is given in the Parent SEC Reports, except as otherwise stated therein, there has been no material adverse change in the operations, affairs or regulatory status of the Investment Adviser or the Administrator that would reasonably be expected to result in a Material Adverse Effect on Parent.

(c)  The Investment Adviser is duly registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 and is not prohibited by such act or the Investment Company Act from acting as the investment adviser of Parent under the Investment Advisory Agreement as contemplated by the Parent SEC Reports.  There does not exist any proceeding or, to Parent’s knowledge, any facts or circumstances the existence of which would be reasonably likely to adversely affect the registration of the Investment Adviser with the SEC or the ability of the Investment Adviser to perform its obligations under the Investment Advisory Agreement.

(d)  There is no action, suit or proceeding or, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of Parent, threatened, against or affecting either the Investment Adviser or the Administrator, which is required to be disclosed in the Parent SEC Reports or which would reasonably be expected to result in a Material Adverse Effect on Parent.

(e)  The Investment Advisory Agreement has been duly authorized, executed and delivered by Parent and the Investment Adviser, is in full force and effect, and no party thereto is in default or breach of any of its obligations thereunder.  The Administration Agreement has been duly authorized, executed and delivered by Parent and the Administrator, is in full force and effect, and no party thereto is in default or breach of any of its obligations thereunder.  Each of the Investment Advisory Agreement and the Administration Agreement constitute valid and legally binding agreements of the Investment Adviser and the Administrator, respectively, subject to the Bankruptcy and Equity Exception.

(f)  Neither the Investment Adviser nor the Administrator is in violation of its certificate of formation or limited liability company agreement, except for such violations or defaults that would not reasonably be expected to result in a Material Adverse Effect on Parent.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1  Conduct of Businesses Prior to the Effective Time.  Subject to applicable Law, except as Previously Disclosed, as contemplated or permitted by this Agreement or with the prior written consent of the other parties, which prior written consent shall not be unreasonably delayed, conditioned or withheld, during the period from the date of this Agreement to the Effective Time, each party shall, and shall cause each of its respective Consolidated Subsidiaries to, (a) conduct its business in the ordinary course of business consistent with past practice and (b) use reasonable best efforts to (i) maintain and preserve intact its business organization, listing exchange status and advantageous business relationships, and (ii) maintain in effect all material Permits that are required by such party and its Consolidated Subsidiaries to carry on their respective businesses.

5.2  Company Forbearances.  Subject to applicable Law, during the period from the date of this Agreement to the Effective Time, except as Previously Disclosed or as expressly contemplated  or permitted by this Agreement, the Company shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of Parent (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a)  Other than pursuant to the Company Stock Options outstanding on the date of this Agreement or as set forth on Section 5.2(a) of the Company Disclosure Schedule, issue, deliver, sell, grant or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize the creation of, or amend the terms of (i) any shares of its capital stock, (ii) any Company Voting Debt or other voting securities, (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units.

(b)  (i) Make, declare, pay or set aside or establish a record date for payment of any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock or the capital stock of any of its Consolidated Subsidiaries, whether in cash, stock or property or any combination thereof, except for required dividends on the capital stock of the Company REIT to the extent necessary to avoid the imposition of income or excise Taxes on the Company REIT, as reasonably determined by the Company or dividends payable by any directly or indirectly wholly owned Consolidated Subsidiary of the Company to the Company or another directly or indirectly wholly owned Consolidated Subsidiary of the Company, (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or the capital stock of any of its Consolidated Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities as in effect on the date of this Agreement.

(c)  Sell, transfer, lease, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, leases, mortgages, encumbrances or other dispositions or discontinuances (i) as set forth in Section 5.2(c) of the Company Disclosure Schedule, (ii) other such transactions in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $500,000 or (iii) encumbrances required to secure the Company Outstanding Debt pursuant to the terms of such debt as in effect as of the date of this Agreement.

(d)  Acquire or agree to acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case, in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with past practice and in an amount that individually or together with other such transactions does not exceed $500,000.

(e)  Amend the Company Articles, the Company Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries.

(f)  Implement or adopt any change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP or applicable regulatory requirements.

(g)  Except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof or as is set forth in Section  5.2(g) of the Company Disclosure Schedule or provided for by this Agreement, (i) increase in any manner the compensation or benefits (including, without limitation, any increase in severance, change of control or termination pay) of any of the current, former or newly hired Employees of the Company or its Consolidated Subsidiaries, (ii) pay any amounts to Employees of the Company or its Consolidated Subsidiaries or increase any amounts or rights of any such Employees not required by any current plan, program or agreement unless in connection with ordinary course payroll and expense reimbursement policies and procedures as in effect as of the date hereof, (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired Employees) of the Company or its Consolidated Subsidiaries, (iv) other than as provided for in this Agreement, accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans, (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, or (vi) enter into any employment, consulting, indemnification, severance or termination Contract with any Employee (other than immaterial at will employment arrangements).

(h)  Take any action or knowingly fail to take any action that would, or would reasonably be expected to prevent the Mergers together from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i)  (i) Incur any indebtedness for borrowed money, or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any Consolidated Subsidiary, guarantee any debt of its Consolidated Subsidiaries, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for draw downs with respect to existing credit facilities in the ordinary course of business consistent with past practice, or (ii) except pursuant to Previously Disclosed commitments existing as of the date of this Agreement that are set forth on Section 5.2(i) of the Company Disclosure Schedule, make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any direct or indirect wholly owned and Consolidated Subsidiary of the Company that is set forth on Section 5.2(i) of the Company Disclosure Schedule.

(j)  Make or agree to make any new capital expenditure or expenditures in the aggregate in excess of $100,000.

(k)  File or amend any Tax Return other than in the ordinary course of business; make, change or revoke any Tax election; or settle or compromise any material Tax liability or refund.

(l)  Take any action, or knowingly fail to take any action, that is reasonably likely to cause Company REIT to fail to qualify as a REIT.

(m)  Enter into any new line of business.

(n)  Terminate, enter into, amend, modify or renew any Contract referenced in Section 3.16(a)(1), (2)(B), 2(C), (3), (5) (other than, in respect of non-solicitation Contracts, in the ordinary course of business consistent with past practice), (7), (8), (9), (10), and (11) in a manner materially adverse to the Company or its Consolidated Subsidiaries, as applicable.

(o)  Settle any Proceeding against it, except for a Proceeding that (i) is settled in the ordinary course of business consistent with past practice in an amount or for consideration not in excess of $100,000 in the aggregate, (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, Parent, the Surviving Company or any of their Consolidated Subsidiaries, (iii) would not create precedent for Proceedings that are reasonably likely to be material to it or any of its Consolidated Subsidiaries or, after the Effective Time, Parent, the Surviving Company or any of their Consolidated Subsidiaries and (iv) would not admit fault, liability or guilt.

(p)  (i) Pay, discharge or satisfy any indebtedness for borrowed money, other than the payment, discharge or satisfaction, required pursuant to the terms of Company Outstanding Debt as in effect as of the date of this Agreement, (ii) cancel any material indebtedness (individually or in the aggregate) or waive or amend any claims or rights of substantial value (other than in accordance with ordinary course restructurings of portfolio companies in an aggregate amount not to exceed $1,000,000) or (iii) waive material benefits of, or agree to modify in any material manner, any confidentiality (other than in the ordinary course of business consistent with past practice), standstill or similar agreement to which it or any of its Consolidated Subsidiaries is a party.

(q)  Merge or consolidate the Company or any of its Consolidated Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Consolidated Subsidiaries.

(r)  Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.2.

5.3  [Reserved].

5.4  Parent Forbearances.  Subject to applicable Law, during the period from the date of this Agreement to the Effective Time, except as Previously Disclosed or as expressly contemplated or permitted by this Agreement, Parent shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Company (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a)  Issue, deliver, sell, grant, dispose of, encumber or pledge any shares of its capital stock, other than (i) shares in an aggregate amount not to exceed $150 million aggregate value on or before March 31, 2010 and at a price no less than 80% of net asset value, (ii) after March 31, 2010, shares in an aggregate amount not to exceed $400 million aggregate value (including any value represented by shares issued prior to March 31, 2010) and at a price no less than 90% of net asset value, (iii) shares at a price per share greater than the net asset value per share of the Parent Common Stock or (iv) other shares of its capital stock not otherwise shares of the Parent Common Stock.

(b)  Make, declare, pay or set aside or establish a record date for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock or the capital stock of any of its Consolidated Subsidiaries, whether in cash, stock or property or any combination thereof, in each case, other than in the ordinary course of business consistent with past practice.

(c)  Amend the Parent Articles, Parent Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries (other than to increase the number of shares of authorized Parent Common Stock), in each case, in any manner that would reasonably be expected to be adverse to holders of the Company Common Stock.

(d)  Take any action, or knowingly fail to take any action that would, or would reasonably be expected to prevent the Mergers together from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e)  Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.4.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1  Further Assurances.

(a)  Subject to the Company Right, the parties shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits of all Governmental Entities and all permits, consents, approvals, confirmations and authorizations of all third parties, in each case, that are necessary or advisable to consummate the Transactions (including the Merger) including, without limitation, the consents set forth on Section 3.3(b) of the Company Disclosure Schedule or Section 4.3(b) of Parent Disclosure Schedule, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.  Without limiting the foregoing, the Company shall use its reasonable best efforts to obtain the Company Requisite Regulatory Approvals and the FIRPTA Certificate and Parent shall use its reasonable best efforts to obtain the Parent Requisite Regulatory Approvals.  The Company shall use its reasonable best efforts to modify the Company Exemptive Order so that it would apply to Parent as the Company’s successor.

In furtherance (but not in limitation) of the foregoing, Parent shall promptly (but in no event later than 21 days of the date hereof) file any required applications, notices or other filings under the HSR Act.  Subject to applicable Law, the Company and Parent shall have the right to review in advance, and, to the extent practicable, each shall consult the other on all the information relating to the Company or Parent, as the case may be, and any of their respective Consolidated Subsidiaries, that appear in any filing made with, or written materials submitted to, any third-party or any Governmental Entity in connection with the Transactions.  In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable.  The parties shall consult with each other with respect to the obtaining of all Permits, consents, approvals and authorizations of all third parties and Permits of all Governmental Entities necessary or advisable to consummate the Transactions and each party will keep the other apprised of the status of matters relating to completion of the Transactions.  Parent, on the one hand, and the Company, on the other hand, shall each, in connection with the efforts referenced in this Section 6.1(a) to obtain all requisite Permits for the Transactions under the HSR Act, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Proceeding initiated by a private party; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other Governmental Entity and of any communication received or given in connection with any Proceeding by a private party, in each case regarding any of the Transactions; and (iii) subject to applicable Law, permit the other party to review, in advance, any written communication given by it to or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Entity or, in connection with any Proceeding by a private party, any other Person, and to the extent permitted by the FTC, the DOJ, or other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences subject to applicable Law.

Notwithstanding the foregoing or any other covenant contained herein, in connection with the receipt of any necessary Permits, including under the HSR Act or under any applicable foreign antitrust laws, nothing shall require either Parent or the Company to (i) divest or hold separate any material part of its businesses or operations or (ii) agree not to compete in any geographic area or line of business or agree to take, or not to take, any other action or comply with any other term or condition, in each case in such a manner as would reasonably be expected to result in a Material Adverse Effect.

(b)  Subject to subsection (c) below, from the date of this Agreement until the Closing, Parent and the Company shall, and shall cause their Representatives to, reasonably cooperate in connection with obtaining the Financing Consents, any restructuring of any Company Outstanding Debt or Parent Indebtedness or any outstanding debt of the Company and its Consolidated Subsidiaries or Parent and its Consolidated Subsidiaries, or, in the circumstance where the Financing Consents cannot be obtained, obtaining any replacement, amended, modified or alternative financing, including the following (it being understood and agreed that in no event shall any party be required to take any action in respect of the following to the extent that doing so would be commercially unreasonable):

(i)  assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, bank information memoranda (including the delivery of customary representation letters) and similar documents reasonably required in connection with the Financing Consents, any restructuring or any alternative financing;

(ii)  assisting with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement, other definitive financing documents on terms reasonably satisfactory to Parent, or other certificates, legal opinions or documents as may be reasonably requested by Parent;

(iii)  facilitating the pledging of collateral;

(iv)  subject to receipt by the Company or Parent, as applicable, of customary confidentiality undertakings, furnishing to financing sources identified by Parent or the Company, as the case may be, as promptly as practicable, such financial and other pertinent information regarding the applicable party as may be reasonably requested by the other party, including all financial statements and other financial data of the type and form customarily required by bank lenders, of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act, to consummate any offerings of debt securities;

(v)  providing monthly financial statements to the extent the relevant party customarily prepares such financial statements within the time such statements are customarily prepared;

(vi)  obtaining such accountant’s comfort letters, legal opinions, surveys and title insurance as reasonably requested by the parties or their financing sources in connection with any financing;

(vii)  causing its independent accountants to cooperate with and assist in preparing customary and appropriate information packages and offering materials as may be reasonably requested for use in connection with a financing;

(viii)  making available appropriate officers and employees, on reasonable advance notice, to meet with prospective lenders and investors in meetings, presentations, road shows and due diligence sessions, or to execute documents in accordance with this Section 6.1(b),

(ix)  introducing Parent to appropriate representatives of the Company’s lending sources in order to discuss the Financing Consents; and

(x)  taking all corporate or entity actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Financing Consents, any restructuring of any Company Outstanding Debt or any other outstanding debt of Company and its Consolidated Subsidiaries or any alternative financing and to permit the proceeds thereof to be made available to Parent at the Closing.

(c)  Notwithstanding anything to the contrary herein, (i) nothing in this Agreement shall require either Parent and its Consolidated Subsidiaries or the Company and its Consolidated Subsidiaries to make payments or provide other consideration for the repayment, restructuring or amendment of terms of indebtedness in connection with the Mergers in order to obtain the Financing Consents, other than customary consent fees required in connection with the change of control, and (ii) Section 6.1(b) and this Section 6.1(c) shall exclusively govern the obligations of each party to take (or omit to take) any action in respect of the Financing Consents, any restructuring of any Company Outstanding Debt or any outstanding debt of the Company and its Consolidated Subsidiaries, or, in the circumstance where the Financing Consents cannot be obtained, any action to obtain any replacement, amended, modified or alternative financing.

(d)  If the Financing Consents are obtained, Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Company, at or prior to the Effective Time, one or more supplemental indentures, guarantees, certificates, opinions and other instruments required for the due assumption of the Company Outstanding Debt.

6.2  Regulatory Matters.

(a)  Parent and the Company shall as promptly as practicable, but in no case later than 30 days after the date of this Agreement, prepare and file with the SEC the Registration Statement.  Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company and Parent shall promptly mail or deliver the Joint Proxy Statement/Prospectus to their respective stockholders upon such effectiveness.  Parent shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall use reasonable best efforts to furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action.

(b)  Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Consolidated Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Consolidated Subsidiaries to any Governmental Entity in connection with the Merger and the other Transactions.  The information supplied or to be supplied by either Parent or the Company, as the case may be, for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC or declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Without limiting the generality of the foregoing, prior to the Effective Time each party shall notify the other party as promptly as practicable (i) upon becoming aware of any event or circumstance that should be described in an amendment to the Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus and (ii) after the receipt by it of any written or oral comments of the SEC with respect to, or of any written or oral request by the SEC for amendments or supplements to, the Joint Proxy Statement/Prospectus or the Registration Statement, and shall promptly supply the other party with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings.

(c)  Subject to applicable Law, each of Parent and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity, the consent or approval of which is required for consummation of the Transactions, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or conditioned.  To the extent permitted by applicable Law, each party shall consult with the other party prior to responding to any communication from any Governmental Entity in connection with the Transactions.

6.3  Stockholder Approval.

(a)  As of the date of this Agreement, the Board of Directors of the Company has adopted resolutions approving the Company Matters, including the Merger, on the terms and conditions set forth in this Agreement, and directing that the Company Matters, including the Merger, be submitted to the Company’s stockholders for their consideration.  Subject to the Company Right, the Board of Directors of the Company shall submit to its stockholders the Company Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions.  In furtherance of that obligation, subject to the Company Right, the Company shall take, in accordance with applicable Law and the Company Articles and the Company Bylaws, all action necessary to send a notice as promptly as practicable (but in no event later than ten Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene a meeting of its stockholders (the “Company Stockholders Meeting”), as promptly as practicable thereafter, to consider and vote upon approval of the Company Matters including the Merger, on the terms and conditions set forth in this Agreement as well as any other such matters.  The record date for the Company Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of Parent (which prior written approval shall not be unreasonably delayed, conditioned or withheld).  Subject to Section 6.7, the Board of Directors of the Company shall use reasonable best efforts to obtain from the Company’s stockholders the vote required to approve the Company Matters, on the terms and conditions set forth in this Agreement, including by recommending to the Company’s stockholders the approval of the Company Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by, at the request of Parent, postponing or adjourning the Company Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that the Company shall not postpone or adjourn the Company Stockholders Meeting for any other reason without the prior written consent of Parent (which prior written consent shall not be unreasonably delayed, conditioned or withheld).  Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 6.3(a) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company or its stockholders of any Takeover Proposal or (ii) a Company Adverse Recommendation Change (other than a Company Right).

(b)  As of the date of this Agreement, the Board of Directors of Parent has adopted resolutions approving the Parent Matters on the terms and conditions set forth in this Agreement, and directing that the Parent Matters be submitted to Parent’s stockholders for their consideration.  The Board of Directors of Parent shall submit to its stockholders the Parent Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions.  In furtherance of that obligation, Parent shall take, in accordance with applicable Law and the Parent Articles and the Parent Bylaws, all action necessary to send a notice as promptly as practicable (but in no event later than ten Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene a meeting of its stockholders (the “Parent Stockholders Meeting”), as promptly as practicable thereafter, to consider and vote upon approval of the Parent Matters including the Merger, on the terms and conditions set forth in this Agreement as well as any other such matters.  The record date for the Parent Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of the Company (which prior written approval shall not be unreasonably delayed, conditioned or withheld).  Subject to Sections 6.8(a) and 6.8(b), the Board of Directors of Parent shall use reasonable best efforts to obtain from Parent’s stockholders the vote required to approve the Parent Matters, including by recommending to Parent’s stockholders the approval of the Parent Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by, at the request of the Company, postponing or adjourning the Parent Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that Parent shall not postpone or adjourn the Parent Stockholders Meeting for any other reason without the prior written consent of the Company (which prior written consent shall not be unreasonably delayed, conditioned or withheld).  Without limiting the generality of the foregoing, Parent’s obligations pursuant to this Section 6.3(b) shall not be affected by a Parent Adverse Recommendation Change.

6.4  NASDAQ Listing.  Parent shall use reasonable best efforts to cause the shares of the Parent Common Stock to be issued in the Merger in exchange for the Company Common Stock to be approved for listing on the NASDAQ, subject to official notice of issuance, as promptly as practicable, and in any event prior to the Effective Time.

6.5  Employee Matters.

(a)  The Company shall cause the employment or services of all Employees of the Company and its Consolidated Subsidiaries (other than those identified by Parent prior to the Closing as not requiring termination) to be terminated immediately prior to the Effective Time; provided, however, that such termination of employment or services shall be contingent upon the Effective Time actually occurring.

(b)  On or prior to the Closing Date, Parent or its Affiliates may, but shall be under no obligation to, make an offer of employment, effective as of the Effective Time or thereafter, or hire any of the Employees of the Company who are actively employed with the Company immediately prior to the Effective Time; provided, however, that any such offer of employment to an Employee shall be contingent upon the Effective Time actually occurring.  Employees of the Company who continue as Employees of Parent or who affirmatively accept an offer of employment from a controlled Affiliate of Parent and commence working for Parent or its controlled Affiliates on the Closing Date are hereinafter referred to as the “Business Employees.”  Parent or its controlled Affiliates shall determine, in its or their sole and absolute discretion, the terms and conditions of employment to be offered to any Business Employee and are under no obligation to employ any Business Employee for any particular period of time.  Nothing herein shall be construed to prevent Parent or its controlled Affiliates from terminating the employment of any Business Employee at any time after the Effective Time for any reason (or no reason).  Parent agrees that any employee benefit plans in which the Business Employees are eligible to participate shall take into account for purposes of eligibility, vesting and benefit accrual thereunder, except for benefit accrual under defined benefit pension plans, or to the extent it would result in a duplication of benefits, service by Business Employees with the Company and its Affiliates as if such service were with Parent or its controlled Affiliates, to the same extent such service was credited under a comparable Company

Benefit Plan.  Parent shall, or shall cause its controlled Affiliates to:  (i) waive any preexisting condition limitations otherwise applicable to Business Employees and their eligible dependents under any benefit plan of Parent or its controlled Affiliates that provides health or medical benefits in which such Business Employees may be eligible to participate following the Closing (a “Parent Welfare Plan”), other than any limitations that were in effect with respect to such employees as of the Closing under the analogous Company Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by any Business Employee and his or her eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under Parent Welfare Plans that provide health or medical benefits in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to any Business Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Business Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing.

(c)  Not later than 10 Business Days prior to and contingent upon the Effective Time, the Company shall terminate all of the Company Benefit Plans maintained by the Company or any of its Consolidated Subsidiaries subject to the requirements of Sections 401(a) and 409A of the Code; provided, however, that the Company shall not be required to terminate (1) any obligation it has to make payments under any employment or retention agreements or payments otherwise provided for in this Agreement or (2) any Company Benefit Plan identified by Parent at least 10 Business Days prior to the Closing.  Payments in respect of terminated Company Benefit Plans shall be made upon the Closing to the extent permitted by Sections 401(a) and 409A of the Code.  To the extent payment upon Closing is not permitted by Sections 401(a) and 409A of the Code, the Company shall vest payments and benefits under such terminated Company Benefit Plans and payments and benefits under employment or retention agreements for employees who will not continue in the employ of Parent and its Affiliates.  To the extent permitted by Section 409A of the Code, the Company shall establish and fund a rabbi trust or similar funding arrangement for any such payments not made at Closing, which will be distributed at the earliest time permitted in accordance with the terms of such underlying Company Benefit Plans and the requirements of Section 409A of the Code.  The rabbi trust shall provide that upon satisfaction of all amounts the remainder will revert to the Company.  Notwithstanding the foregoing, Parent or its controlled Affiliates shall continue, or cause to be continued for the duration of the applicable COBRA continuation period, the health and medical benefits for the Employees of the Company and its Consolidated Subsidiaries under the arrangements that exist immediately prior to the Effective Time (the “Company Health Plans”); provided, that if it is not possible for Parent or its controlled Affiliates to continue the Company Health Plans as a result of the termination of such Company Health Plan as of the Closing Date, the Parent or its controlled Affiliate shall either (i) use commercially reasonable efforts to obtain replacement arrangements that replicate the Company Health Plans or (ii) cause such benefits to be provided pursuant to the health and medical benefit arrangements of a controlled Affiliate that most closely approximate the benefits provided pursuant to the Company Health Plans.  At or prior to the Effective Time, the Company shall take all necessary action to cause the account balances and/or accrued benefits of the Company Employees under the Company 401(k) Plan, to be fully vested and non-forfeitable as of the Closing Date provided that such actions shall be contingent on the Effective Time occurring.  Each Business Employee with an outstanding plan loan under the Company 401(k) Plan shall be permitted to roll over his or her “eligible rollover distribution” from the Company 401(k) Plan to a qualified defined contribution plan maintained by Parent or its controlled Affiliate for the Business Employees, including any outstanding plan loan or promissory note under the Company 401(k) Plan to the extent allowable under such plan.  Except as set forth above, at or prior to the Effective Time (or, if not permitted under applicable Law, as soon as practicable after the Effective Time in accordance with their terms) the Company shall pay out to each Employee of the Company or its Consolidated Subsidiaries all benefits accrued by such Employee of the Company or its Consolidated Subsidiaries under the Company Benefit Plans.  The Company shall provide Parent reasonable opportunity to review and comment upon all documentation, including any resolutions to be adopted by the Company, and to effectuate the termination of the Company Benefit Plans and vesting of the Company’s matching contributions under the Company 401(k) Plan.

(d)  In the event that (i) any Employee of the Company or its Consolidated Subsidiary who does not have a retention agreement does not continue in the employ of Parent or its controlled Affiliate on or after the Closing or (ii) the employment of any Business Employee who does not have a retention agreement is terminated by Parent or its controlled Affiliate without cause within twelve months following the Closing, then the Company (in the case of the foregoing Section 6.5(d)(i)) or the Parent (in the case of the foregoing Section 6.5(d)(ii)), agrees to, or will cause its controlled Affiliate to, provide such Employee with severance benefits no less than the severance benefits set forth on Section 5.2(g) of the Company Disclosure Schedule.

(e)  The Company shall be permitted to pay retention/annual bonuses and miscellaneous transaction-related compensation, consistent with the terms set forth on Section 5.2(g) of the Company Disclosure Schedule, to Employees of the Company and its Consolidated Subsidiaries.

(f)  Notwithstanding anything in this Section 6.5 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan maintained by Parent or any of its Affiliates, or shall limit the right of Parent or its respective Affiliates to amend, terminate or otherwise modify any employee benefit plan maintained by Parent or any of its Affiliates following the Effective Time.  If (i) a party other than the parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any employee benefit plan maintained by Parent or any of its Affiliates, and (ii) such provision is deemed to be an amendment to such employee benefit plan maintained by Parent or any of its Affiliates even though not explicitly designated as such in this Agreement, then, solely with respect to the employee benefit plan maintained by Parent or any of its Affiliates at issue, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

(g)  No provision of this Section 6.5 shall create any third party beneficiary or other rights in any Business Employee (including any beneficiary or dependent thereof) in respect of employment with Parent or any of its Affiliates and no provision of this Section 6.5 shall create any rights in any Business Employee (including any beneficiary or dependent thereof) in respect of any compensation or benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement that has been or may be established by Parent or any of its Affiliates.  No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate at any time any employee benefit plans or arrangements of Parent of any of its Affiliates.

(h)  The Company shall be responsible for fulfilling all requirements under WARN, including but not limited to issuing all notices required under WARN or similar state laws (a “WARN Notice”) and/or to make any payments required to be made to any Employee of the Company or its Consolidated Subsidiaries under WARN or similar state laws; provided, that Parent shall have an opportunity to review and approve such WARN Notice no later than seven Business Days before such WARN Notice will be issued to an Employee of the Company or its Consolidated Subsidiaries, such approval by Parent to not be unreasonably withheld.

6.6  Indemnification; Directors’ and Officers’ Insurance.

(a)  Following the Effective Time, Parent shall, to the fullest extent permitted under applicable Law, indemnify, defend and hold harmless and advance expenses to the present and former directors and officers of the Company or any of its Consolidated Subsidiaries, and any such Person presently or formerly serving at the request of the Company or any of its Consolidated Subsidiaries as a director, officer, employee, trustee or fiduciary of any other Person or under or with respect to any employee benefit plan (in each case, when acting in such capacity) (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any Proceeding arising out of actions or omissions occurring at or prior to the Effective Time (including the Transactions), whether asserted or claimed prior to, at or after the Effective Time.  In the event of any such Indemnified Liabilities, (i) Parent shall advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred to the fullest extent permitted under applicable Law provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and complies with other applicable provisions imposed under the Investment Company Act and interpretations thereof by the SEC or its staff and (ii) Parent and the applicable Indemnified Parties shall cooperate in the defense of such matter.  If any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Section 6.6(a) and is successful in obtaining a decision that it is entitled to enforcement of any right or collection of any money in such action, Parent shall reimburse such Indemnified Party for all of its expenses reasonably incurred in connection with bringing and pursuing such action, including reasonable attorneys’ fees and costs.

(b)  For a period of six years following the Effective Time, Parent shall obtain a directors’ and officers’ liability insurance policy that serves to reimburse the present and former officers and directors of the Company or any of its Consolidated Subsidiaries (determined as of the Effective Time) with respect to Proceedings against such directors or officers arising from facts or events occurring on or prior to the Effective Time, which insurance shall contain identical or better coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company’s current policies (the “Company D&O Policies”); provided, that in no event shall Parent be required to expend more than 200% of the current amount expended by the Company for the Company D&O Policies for a twelve-month period (the “Current Premium”) to maintain or procure directors’ and officers’ insurance coverage for a comparable six-year period, which annual premium is set forth on Section 6.6(b) of the Company Disclosure Schedule; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.6(b), Parent shall use its reasonable best efforts to obtain as much comparable insurance as is available for 200% of the Current Premium; provided, further, that officers and directors of the Company or any of its Consolidated Subsidiaries may be required to make application and provide customary representations and warranties to the responsible insurance carrier for the purpose of obtaining such insurance.  Notwithstanding anything in this Section 6.6(b) to the contrary, (i) Parent may fulfill its (and the Surviving Company’s) obligations under this Section 6.6(b) by purchasing, and (ii) the Company may purchase for up to 200% of the Current Premium a director’s and officer’s insurance policy or a “tail” policy under the Company D&O Policies, in either case that (A) has an effective term of six years from the Effective Time, (B) covers those Persons who are currently covered by the Company D&O Policies and for actions and omissions occurring on or prior to the Effective Time and (C) contains terms with respect to coverage and amounts that are identical or better than those contained in the Company D&O Policies provided, that, if the Company purchases such insurance policy or “tail” policy, Parent’s obligation under this Section 6.6(b) shall be deemed to have been satisfied in full.

(c)  Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any Proceeding described above, shall promptly notify Parent; provided, that failure so to notify shall not affect the obligations of Parent under Section 6.6(a) unless and to the extent that Parent is actually and materially prejudiced as a consequence.

(d)  If Parent or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Parent shall cause proper provision to be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.6.

(e)  At the Effective Time, Parent shall automatically, fully, unconditionally and irrevocably assume and agree to perform and discharge, jointly and severally with the Surviving Company, all of the obligations of the Company under each indemnification agreement between the Company and any of its directors and officers listed on Section 6.6(e) of the Company Disclosure Schedule (substantially in the form filed under Exhibit

10.37 to the Company’s Form 10-K for the year ended December 31, 2003) and any other similar agreements.

(f)  The provisions of this Section 6.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

6.7  No Solicitation.

(a)  The Company shall, and shall cause its Affiliates, Consolidated Subsidiaries, and its and each of their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be terminated immediately any discussions or negotiations with any parties that may be ongoing with respect to, or that are intended to or could reasonably be expected to lead to, a Takeover Proposal.  The Company shall promptly demand that each Person (other than Parent or its Affiliates or Representatives) that has heretofore executed a confidentiality agreement with respect to the Company’s consideration of a possible Takeover Proposal immediately return or destroy (which destruction shall be certified in writing by such Person to the Company) all confidential information heretofore furnished to such Person.  Prior to the Effective Time, subject to Section 6.7(c), the Company shall not, and shall cause its Affiliates, Consolidated Subsidiaries and its and their respective Representatives not to, (i) directly or indirectly solicit, initiate, induce, knowingly encourage or take any other action with the intent to solicit, initiate, induce or encourage (including by way of furnishing or disclosing information) any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal, (ii) enter into any agreement, arrangement, discussions or understanding with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requiring it to abandon, terminate or fail to consummate, or that is intended to or that would reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other Transaction, (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than Parent or its Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal, or (iv) grant any approval pursuant to any Takeover Statute to any Person (other than Parent or its Affiliates) or transaction (other than the Transactions) or waiver or release under any standstill or any similar agreement with respect to equity securities of the Company.

(b)  The Company shall advise Parent in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons)

making such request, Takeover Proposal or inquiry) and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place.  The Company agrees that it shall keep Parent informed on a reasonably current basis of the status and the material terms and conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep Parent informed on a reasonably current basis of any information requested of or provided by the Company and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.

(c)  If on or after the date of this Agreement and at any time prior to the Company Stockholders Meeting, (i) the Company receives a bona fide unsolicited Takeover Proposal (under circumstances in which the Company has complied in all material respects with the provisions of Sections 6.7(a) and (b)); (ii) the Board of Directors of the Company shall have determined in good faith, after consultation with reputable outside legal counsel and financial advisors experienced in such matters, that (x) failure to consider such Takeover Proposal would be a breach of the duties of the directors of the Company under applicable Law and (y) such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal; and (iii) the Company gives Parent at least two (2) Business Days prior written notice of the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and the Company’s intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal then, subject to compliance with this Section 6.7(c), the Company may:

(i)  engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if the Company (A) receives from such Person an executed confidentiality agreement with terms (including standstill) no less favorable to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary for the Company to comply with its obligations under this Agreement) and (B) provides Parent a copy of all such information that has not previously been delivered to Parent simultaneously with delivery to such Person, and

(ii)  after fulfilling its obligations under Section 6.7(d) below, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, including entering into an agreement with respect thereto, a Takeover Proposal (a “Takeover Approval”).

If on or after the date of this Agreement and at any time prior to the Company Stockholders Meeting, the Board of Directors of the Company shall have determined in good faith, after consultation with reputable outside legal counsel and financial advisors experienced in such matters, that recommendation of the Company Matters to the Company’s stockholders would be a breach of the duties of the directors of the Company under applicable Law, the Company may (A) withdraw or qualify (or modify or amend in a manner adverse to Parent), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to Parent), the approval, adoption, recommendation or declaration of advisability by the Board of Directors of the Company of the Company Matters, including the recommendation of the Board of Directors of the Company (the “Company Recommendation”) and (B) take any action or make any statement, filing or release, in connection with the Company Stockholders Meeting or otherwise, inconsistent with the Company Recommendation (any action described in clause (A) and (B) referred to collectively with any Takeover Approval as a “Company Adverse Recommendation Change”).

(d)  Upon any determination that a Takeover Proposal constitutes a Superior Proposal, the Company shall provide to Parent a written notice (a “Notice of a Superior Proposal”) (i) advising Parent that the Board of Directors of the Company has received a Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such Superior Proposal, including the amount per share that the stockholders of the Company will receive and including a copy of all written materials provided to or by the Company in connection with such Superior Proposal and (iii) identifying the Person making such Superior Proposal.  The Company shall cooperate and negotiate in good faith with Parent during the five calendar day period following the Notice of a Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with a Company Recommendation without a Company Adverse Recommendation Change.  If Parent does not make an offer that the Board of Directors of the Company determines in its reasonable good faith judgment (after consultation with reputable outside legal counsel and financial advisors experienced in such matters ) to be as favorable to the holders of the Company Common Stock (other than Parent and its Affiliates), as such Superior Proposal, and the Company has complied in all material respects with Section 6.7(c) above, the Company may terminate this Agreement pursuant to Section 8.1(c)(iii).

(e)  Other than as permitted by Section 6.7(c), neither the Company nor the Board of Directors of the Company shall make any Company Adverse Recommendation Change.  Notwithstanding anything herein to the contrary, no Company Adverse Recommendation Change shall change the approval of the Company Matters or any other approval of the Board of Directors of the Company, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(f)  The Company shall provide Parent with prompt written notice of any meeting of the Company’s Board of Directors at which the Company’s Board of Directors is reasonably expected to consider any Takeover Proposal (such written notice shall in any event be reasonably in advance of such meeting).

6.8  Parent Recommendations.

(a)  If on or after the date of this Agreement and at any time prior to Parent Stockholders Meeting, the Board of Directors of Parent shall have determined in good faith, after consultation with reputable outside legal counsel and financial advisors experienced in such matters, that recommendation of the Parent Matters to Parent’s stockholders would be a breach of the duties of the directors of Parent under applicable Law, Parent may (A) withdraw or qualify (or modify or amend in a manner adverse to the Company), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to the Company), the approval, adoption, recommendation or declaration of advisability by the Board of Directors of Parent of the Parent Matters, including the recommendation of the Board of Directors of Parent (the “Parent Recommendation”), and (B) take any action or make any statement, filing or release, in connection with the Parent Stockholders Meeting or otherwise, inconsistent with the Parent Recommendation (any action described in clause (A) and (B) being referred to as a “Parent Adverse Recommendation Change”).

(b)  Other than as permitted by Section 6.8(a), neither Parent nor the Board of Directors of Parent shall make any Parent Adverse Recommendation Change.  Notwithstanding anything herein to the contrary, no Parent Adverse Recommendation Change shall change the approval of the Parent Matters or any other approval of the Board of Directors of Parent.

6.9  Access to Information.

(a)  Upon reasonable notice, subject to applicable Law, each of the Company and Parent shall, and shall cause each of its Consolidated Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other Representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, Contracts, commitments and records, and, during such period, such party shall, and shall cause its Consolidated Subsidiaries to, make available (including via EDGAR) to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of applicable Laws (other than reports or documents that such party is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request.  From the date of this Agreement through the Closing, subject to applicable Law, each of Parent and the Company shall promptly provide each other with monthly and quarterly information regarding its portfolio company investments for informational purposes.  Prior to the Closing, the Company shall provide Parent with all information reasonably requested by Parent regarding the Company’s portfolio companies, including information of third parties, and cooperate fully with Parent in connection with its diligence of the Company’s portfolio companies.

(b)  All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement.

(c)  No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

6.10  Takeover Statutes and Provisions.  Neither Parent nor the Company will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statute.  Each of Parent and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those Transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

6.11  Tax Matters.

(a)  Tax Representation Letters.  Prior to the Effective Time (or at such other times as requested by counsel), each of Parent and the Company shall execute and deliver to Proskauer Rose LLP and Sullivan & Cromwell LLP tax representation letters (which will be used in connection with the tax opinions contemplated by Sections 7.2(d) and 7.3(d)) in form and substance as set forth in Exhibits B and C.

(b)  Tax Information.  The Company shall use its reasonable best efforts to deliver to Parent a statement, accurate in all material respects, no later than the Closing Date, of (i) the assets of the Company appearing in the Consolidated Statement of Investments included in the Company’s SEC filings, showing the basis of such assets for federal income Tax purposes by lot and the holding periods of such assets for such purposes, based on the books and records of the Company as of the close of the quarter immediately preceding the Closing Date (the “Prior Quarter”) (provided that, if the Closing Date is less than 30 days after the close of the Prior Quarter, the information shall be provided on the basis of the books and records of the Company as of the close of the quarter immediately preceding the Prior Quarter; (ii) the capital loss carryforwards of the Company for federal income Tax purposes and the taxable year(s) of the Company (or its predecessors) in which such capital losses were recognized; (iii) any limitations on the use of such losses imposed under Section 382 of the Code (determined without regard to the Transactions); (iv) any unrealized gain or loss in such assets for federal income Tax purposes, based on the books and records of the Company as of the close of the Prior Quarter (provided that, if the Closing Date is less than 30 days after the close of the Prior Quarter, the information shall be provided on the basis of the books and records of the Company as of the close of the quarter immediately preceding the Prior Quarter), and (v) such other Tax information reasonably and timely requested by Parent.

(c)  RIC Status.  During the period from the date of this Agreement to the Effective Time, except as Previously Disclosed or as expressly contemplated or permitted by this Agreement, (i) the Company shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of Parent take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify as a RIC, and (ii) Parent shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Company, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause Parent to fail to qualify as a RIC.

(d)  Tax Opinions.  The Company shall use its best efforts to cause Sullivan & Cromwell LLP to, and Parent shall use its best efforts to cause Proskauer Rose LLP to, issue a Registration Statement Tax Opinion in form and substance as set forth in Exhibit G.  The Company shall use its best efforts to obtain the tax opinion described in Section 7.3(d) and Parent shall use its best efforts to obtain the tax opinion described in Section 7.2(d).

6.12  Merger of Surviving Company.  Immediately after the occurrence of the Effective Time and in accordance with the MGCL, Surviving Company shall merge with and into Parent, with Parent as the surviving entity.

6.13  Stakeholder Litigation.  The parties to this Agreement shall cooperate and consult with one another in connection with any Proceeding by the Company’s stockholders and other stakeholders or Parent’s stockholders and other stakeholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the Transactions.  In furtherance of and without in any way limiting the foregoing, each of the parties shall use its respective reasonable best efforts to prevail in such Proceeding so as to permit the consummation of the Transactions in the manner contemplated by this Agreement.  Notwithstanding the foregoing, the Company agrees that it will not compromise or settle any Proceeding commenced against it or its directors, officers and/or employees  relating to this Agreement or the Transactions (including the Merger) without Parent’s prior written consent, except for any Proceeding that is settled in the ordinary course of business consistent with past practice in an amount or for consideration not in excess of $500,000 and that would not (i) impose any material restriction on the business of the Company or any of its Consolidated Subsidiaries, or after the Effective Time, Parent, the Surviving Company or any of their Consolidated Subsidiaries, (ii) create precedent for claims that are reasonably likely to be material to the Company or any of its Consolidated Subsidiaries or, after the Effective Time, Parent, the Surviving Company or any of their Consolidated Subsidiaries or (iii) admit fault, liability or guilt.

6.14  Resignations.  To the extent requested by Parent in writing at least two Business Days prior to the Closing Date, on the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective at or immediately after the Closing, of the directors and officers of the Company and its Consolidated Subsidiaries designated by Parent and shall take such other action as is necessary to accomplish the foregoing.

6.15  Section 16 Matters.  Prior to the Effective Time, the Board of Directors of each of Parent and the Company shall take all such steps as may be required to cause any dispositions of the Company Common Stock (including derivative securities with respect to the Company Common Stock) or acquisitions of the Parent Common Stock (including derivative securities with respect to the Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, in each case, to be exempt pursuant to Rule 16b-3.

6.16  Managed Funds Approvals.  The Company and Parent shall each use its respective reasonable best efforts to obtain or make all consents (including by voting or consenting with respect of its own interests), rating agency confirmations, approvals, authorizations, notices and filings required to consummate the Transactions without violating, conflicting with, resulting in a breach of any provision of or the loss of any benefit under, constituting a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, resulting in the termination of or a right of termination or cancellation under, accelerating the performance required by any party, in connection with any Company Managed Fund Contract.  Neither the Company nor Parent shall otherwise knowingly dissuade or impede, any vote or other action necessary to obtain such consents in anticipation of the Closing.

ARTICLE VII

CONDITIONS PRECEDENT

7.1  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)  Stockholder Approvals.  (i) The Company Matters shall have been approved by the requisite affirmative vote of the stockholders of the Company entitled to vote thereon, and (ii) the Parent Matters shall have been approved by the requisite affirmative vote of the stockholders of Parent entitled to vote thereon.

(b)  NASDAQ Listings.  The shares of the Parent Common Stock to be issued under this Agreement in connection with the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c)  Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC.

(d)  No Injunctions or Restraints; Illegality.  No Order issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or any of the other Transactions shall be in effect.

(e)  Regulatory Approvals.  All Regulatory Approvals required by applicable Law to consummate the Transactions, including the Mergers, shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by applicable Law  in respect thereof shall have expired (including expiration of the applicable waiting period under the HSR Act).

7.2  Conditions to Obligations of Parent.  The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a)  Representations and Warranties.  (i) The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(i) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Section 3.2, which must be true and correct except to a de minimis extent (relative to Section 3.2 taken as a whole) or except in any way that reasonably is not adverse to Parent and Sections 3.3(a) and 3.3(b)(i), which must be true and correct in all material respects) are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect with respect to the Company and its Consolidated Subsidiaries, taken as a whole; and (ii) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that the conditions set forth in this Section 7.2(a)(i) have been satisfied.

(b)  Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c)  Absence of Company Material Adverse Effect.  Since the date of this Agreement there shall not have occurred any condition, change or event (other than, subject to the proviso at the end of this clause (c), any Effect Previously Disclosed) that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of the Company; provided, however, that for purposes of this clause (c), an Effect that has been Previously Disclosed shall (i) be limited solely to the information with respect to the Effect included in the Disclosure Schedule or filing, as applicable, and (ii) not include any additional facts, developments or other information in respect to such Effect (including, without limitation, future facts, developments or other information in respect of such Effect) that arise following the date hereof.  Notwithstanding anything in the foregoing to the contrary, in no event shall any Ciena Matter be considered or otherwise taken into account for purposes of this Section 7.2(c).

(d)  Federal Tax Opinion.  Parent shall have received the opinion of its counsel, Proskauer Rose LLP, in form and substance as set forth in Exhibit D, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers together will be treated as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of the Company and Parent, in form and substance as set forth in Exhibits B and C.  If counsel for Parent will not render such an opinion, counsel for the Company may render such opinion to Parent.

(e)  FIRPTA Certificate.  The Company shall have delivered within 30 days prior to the Closing Date a duly executed certificate (the “FIRPTA Certificate”) stating that the Company is not and has not been within five years of the date of the certificate a “United States real property holding corporation” within the meaning of Section 897 of the Code in accordance with Treasury Regulations promulgated under Sections 897 and 1445 of the Code.

(f)  Lender Approvals.  All Financing Consents shall have been obtained and shall remain in full force and effect.

(g)  No Bankruptcy Event.  No Bankruptcy Event shall have occurred with respect to the Company or any of its Consolidated Subsidiaries (other than the Bankruptcy Event that has already occurred with respect to Ciena).

7.3  Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)  Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(i) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Section 4.2, which must be true and correct except to a de minimis extent (relative to Section 4.2 taken as a whole) or except in any way that reasonably is not adverse to the Company and Sections 4.3(a) and 4.3(b)(i), which must be true and correct in all material respects) are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect with respect to Parent and its Consolidated Subsidiaries, taken as a whole; and (ii) the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent and Merger Sub to the effect that the conditions set forth in Section 7.3(a)(i) have been satisfied.

(b)  Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c)  Absence of Parent Material Adverse Effect.  Since the date of this Agreement there shall not have occurred any condition, change or event (other than, subject to the proviso at the end of this clause (c), any Effect Previously Disclosed) that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of Parent; provided, however, that for purposes of this clause (c), an Effect that has been Previously Disclosed shall (i) be limited solely to the information with respect to the Effect included in the Disclosure Schedule or filing, as applicable, and (ii) not include any additional facts, developments or other information in respect to such Effect (including, without limitation, future facts, developments or other information in respect of such Effect) that arise following the date hereof.

(d)  Federal Tax Opinion.  The Company shall have received the opinion of its counsel, Sullivan & Cromwell LLP, in form and substance as set forth in Exhibit D, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers together will be treated as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of the Company and Parent, in form and substance as set forth in Exhibits B and C.  If counsel for the Company will not render such an opinion, counsel for Parent may render such opinion to Company.

(e)  No Bankruptcy Event.  No Bankruptcy Event shall have occurred with respect to Parent or any of its Consolidated Subsidiaries.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Company Matters by the stockholders of the Company or the Parent Matters by the stockholders of Parent:

(a)  by mutual consent of the Company and Parent in a written instrument authorized by the respective Boards of Directors of the Company and Parent;

(b)  by either the Company or Parent, if:

(i)  any Governmental Entity that must grant a Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order, or promulgated any other Law permanently enjoining or otherwise prohibiting or making illegal the consummation of the Transactions;

(ii)  the Merger shall not have been consummated on or before June 30, 2010 (the “Termination Date”);

(iii)  the stockholders of the Company shall have failed to approve the Company Matters by the requisite vote of the Company’s stockholders at a duly held meeting of the Company’s stockholders or at any adjournment or postponement thereof at which the Company Matters have been voted upon;

(iv)  the stockholders of Parent shall have failed to approve the Parent Matters by the requisite vote of Parent’s stockholders at a duly held meeting of Parent’s stockholders or at any adjournment or postponement thereof at which the Parent Matters have been voted upon; or

(v)  a Special Termination Event shall have occurred.

provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(c)  by the Company, if:

(i)                                     there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Merger Sub, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.3, and which is not cured within 15 Business Days following written notice to Parent or by its nature or timing cannot be cured within such time period (provided that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.2(a) or 7.2(b) not to be satisfied);

(ii)                                  prior to obtaining approval of the Parent Matters by the stockholders of Parent (A) a Parent Adverse Recommendation Change shall have occurred, (B) Parent shall have failed to include in the Registration Statement the recommendation of Parent’s Board of Directors that Parent’s stockholders vote in favor of the Parent Matters or (C) Parent shall have failed to take a vote of its stockholders on the Parent Matters prior to the Termination Date;

(iii)                               at any time prior to the time the approval of stockholders with respect to the Company Matters is obtained, (A) the Company is not in material breach of any of the terms of this Agreement, (B) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement (including Section 6.7(d)), to enter into, or the Company enters into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar Contract with respect to a Superior Proposal and (C) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.2(a); or

(iv)                              Parent breaches, in any material respect, any of its obligations under Section 6.3(b) or Section 6.8.

(d)  by Parent, if:

(i)                                     there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2, and which is not cured within 15 Business Days following written notice to the Company or by its nature or timing cannot be cured within such time period (provided that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.3(a) or 7.3(b) not to be satisfied);

(ii)                                  if, prior to obtaining approval of the Company Matters by the stockholders of the Company (A) a Company Adverse Recommendation Change and/or Takeover Approval shall have occurred, (B) the Company shall have failed to include in the Registration Statement the recommendation of the Company’s Board of Directors that the Company’s stockholders vote in favor of the Company Matters, including the Merger and the other Transactions, (C) a tender or exchange offer relating to any shares of the Company Common Stock shall have been commenced and the Company shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company’s Board of Directors recommends rejection of such tender or exchange offer, (D) a Takeover Proposal is publicly announced and the Company fails to issue, within 10 Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of the Company’s Board of Directors that the Company’s stockholders vote in favor of the Company Matters, including the Merger and the other Transactions, or (E) the Company shall have failed to take a vote of its stockholders on the Company Matters prior to the Termination Date; or

(iii)                               the Company breaches, in any material respect, any of its obligations under Section 6.3(a) or Section 6.7.

The party desiring to terminate this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other party in accordance with Section 10.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2  Termination Fee.

(a)  (i) If this Agreement shall be terminated by (a) Parent pursuant to Section 8.1(d)(i) (solely to the extent that the Company has committed a willful breach), 8.1 (d)(ii)

or 8.1(d)(iii) or (b) by the Company pursuant to Section 8.1(c)(iii), then the Company shall upon the date of such termination (or, in the case of a termination by the Company pursuant to Section 8.1(c)(iii), prior to such termination), pay Parent a non-refundable fee in an amount equal to $30.0 million (the “Termination Fee”), as liquidated damages and full compensation hereunder, by wire transfer of immediately available funds to an account designated in writing to the Company by Parent.

(ii)                                  If this Agreement shall be terminated by Parent or the Company pursuant to Section 8.1(b)(iii), then the Company shall upon the date of such termination pay Parent a non-refundable fee in an amount equal to $15.0 million (the “Special Termination Fee”), as liquidated damages and full compensation hereunder, by wire transfer of immediately available funds to an account designated in writing to the Company by Parent.  If this Agreement is terminated, in no event shall the maximum aggregate liability of the Company hereunder exceed the amount of the Termination Fee or Special Termination Fee, as applicable.

(b)  If this Agreement is terminated (1) by Parent or the Company pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) (solely to the extent that Parent has committed a willful breach), (ii) or (iv) or (2) due to a Financing Issue, then Parent shall upon the date of such termination pay the Company a non-refundable fee in an amount equal to $30 million (the “Reverse Termination Fee”) as liquidated damages and full compensation hereunder, payable by wire transfer of immediately available funds to an account designated in writing to Parent by the Company.  If this Agreement is terminated, in no event shall the maximum aggregate liability of Parent and Merger Sub collectively hereunder exceed the amount of the Reverse Termination Fee.

(c)  The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the Transactions, that without these agreements each party would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.2 do not constitute a penalty.  If Parent fails to pay as directed in writing by the Company any amounts due to the Company pursuant to this Section 8.2 within the time periods specified in this Section 8.2 or the Company fails to pay Parent any amounts due to Parent pursuant to this Section 8.2 within the time periods specified in this Section 8.2, Parent or the Company, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the Company or Parent, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.3  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Affiliates or Consolidated Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions, except that Section 6.9(b), Article VIII and Article X (including, in each case, any applicable definitions) shall survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from any liabilities for damages incurred or suffered by another party arising out of the breach by such party of any provision of this Agreement.

8.4  Fees and Expenses.  Subject to Section 8.2, except with respect to (i) costs and expenses of printing and mailing the Registration Statement and all filing and other fees paid to the SEC in connection with the Merger, and (ii) all filing and other fees in connection with any filing under the HSR Act, which shall be borne equally by Parent and the Company, all fees and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

8.5  Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of Parent Matters by the stockholders of Parent or the Company Matters by the stockholders of the Company; provided, however, that after any approval of the Parent Matters by the stockholders of Parent or the Company Matters by the stockholders of the Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under applicable Law.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.6  Extension; Waiver.  At any time prior to the Effective Time, each party, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.

ARTICLE IX

CERTAIN DEFINITIONS

“Administration Agreement” means the Amended and Restated Administration Agreement between Parent and Ares Operations LLC dated as of June 1, 2007.

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person.  In the case of a BDC that is externally managed, “Affiliate” includes its investment adviser.

“Bankruptcy Code” means Title 11, United States Code, 11 U.S.C. §§ 101 et seq., as amended from time to time.

“Bankruptcy Event” shall be deemed to have occurred with respect to a Person if either:

(a)  a case or other Proceeding shall be commenced, without the application or consent of such Person, in any court, seeking the liquidation, reorganization, debt arrangement, dissolution, winding up, or composition or readjustment of debts of such Person, the appointment of a trustee, receiver, custodian, liquidator, assignee, sequestrator (or other similar official) or the like for such Person or all or substantially all of its assets or any similar action with respect to such Person, in each case, under any Bankruptcy Laws, and such case or Proceeding shall continue undismissed, or unstayed and in effect, for a period of 90 consecutive days; or an order for relief in respect of such Person shall be entered in an involuntary case under the federal Bankruptcy Laws or other similar laws now or hereafter in effect; or

(b)  such Person shall commence a voluntary case or other Proceeding under any Bankruptcy Laws now or hereafter in effect, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) for such Person or all or substantially all of its assets under any Bankruptcy Laws, or shall make any general assignment for the benefit of creditors, or shall fail to, or admit in writing its inability to, pay its debts generally as they become due, or, if a corporation or similar entity, its board of directors or similar governing body shall vote to implement any of the foregoing.

“Bankruptcy Laws” means the Bankruptcy Code and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, suspension of payments, or similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

“BDC” means a “Business Development Company” as defined in Section 2(a)(48) of the Investment Company Act.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Callidus” means, collectively, Callidus Capital Management, LLC, a Delaware limited liability company, and its Consolidated Subsidiaries.

“Ciena” means Ciena Capital LLC, a Delaware limited liability company, and its Consolidated Subsidiaries, and any predecessor company including Business Loan Express.

“Ciena Matters” means all Proceedings that directly or indirectly arise out of, or are related to, (i) the business of Ciena, its Consolidated Subsidiaries or Affiliates, (ii) the bankruptcy cases of Ciena, its Consolidated Subsidiaries or Affiliates, or (iii) the participation in, operation, or supervision (or alleged lack thereof) of Ciena, its Consolidated Subsidiaries or Affiliates.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” means the Allied Capital Corporation 401(k) Plan.

“Company Articles” means the Restated Articles of Incorporation of the Company as in full force and effect.

“Company Bylaws” means the Amended and Restated Bylaws of the Company as in full force and effect.

“Company Credit Agreement” means that certain Amended and Restated Credit Agreement dated as of August 28, 2009 by and among the Company, Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto.

“Company Exemptive Order” means an order issued by the SEC granting an exemption from Section 12(d)(3) of the Investment Company Act (Application No. 812-13561).

“Company Interim Financials” means the draft financial statements of the Company and its Consolidated Subsidiaries as of and for the three and nine-month periods ending September 30, 2009, a copy of which has been provided to Parent.

“Company Financing Consent” means all consents, confirmations, approvals or authorizations, or notices required under the Contracts governing the Company Credit Agreement and the Company Private Notes necessary  to consummate the Transactions, including the Mergers, without violating, conflicting with, resulting in a breach of any provision of or the loss of any benefit under, constituting a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, resulting in the termination of or a right of termination or cancellation under, accelerating the performance required by any party to such Contracts.

“Company Managed Fund Contracts” means, collectively, the indentures, collateral management agreements and all other investment advisory, management, servicing, administration and other agreements that perform a similar function by which the Company or any Consolidated Subsidiary of the Company is bound with respect to the Company Managed Funds.

“Company Managed Funds” means a Managed Fund to which the Company or a Consolidated Subsidiary of the Company acts as investment manager, collateral manager, manager, adviser, servicer, sub-servicer, sub-adviser or similar capacity, including, without limitation, (i) Senior Secured Loan Fund LLC (formerly known as Unitranche Fund LLC), (ii) Allied Capital Senior Debt Fund, L.P. and Allied Capital Senior Debt Funding 2007-1, (iii) AGILE Fund I, LLC, (iv) Knightsbridge CLO 2007-1 Limited, (v) Knightsbridge CLO 2008-1 Limited, (vi) Emporia Preferred Funding I, Ltd., (vii) Emporia Preferred Funding II, Ltd., and (viii) Emporia Preferred Funding III, Ltd.

“Company Matters” means (i) the proposed Merger and (ii) any other matters required to be approved or adopted by the stockholders of the Company in order to effect the Transactions (excluding the Second Merger).

“Company Outstanding Debt” means the Company Private Notes, the Company Public Notes and the Company Credit Agreement.

“Company Private Note Agreement” means that certain Amended, Restated and Consolidated Note Agreement dated as of August 28, 2009 by and among the Company and the institutional investors party thereto.

“Company Private Notes” means the Series A-1 Senior Notes due June 15, 2010, the Series A-2 Senior Notes due June 15, 2010, the Series B-1 Senior Notes due June 15, 2011, the Series B-2 Senior Notes due June 15, 2011, the Series C-1 Senior Notes due March 31, 2012, the Series C-2 Senior Notes due March 31, 2012, and the Series CMW Senior Notes due April 1, 2012, in each case outstanding under the Company Private Note Agreement.

“Company Public Notes” means:

(i)                                           $400,000,000 6.625% Notes due July 15, 2011 issued pursuant to that Indenture, dated as of June 16, 2006, by and between the Company and The Bank of New York (the “Indenture”), as amended by that First Supplemental Indenture, dated as of July 25, 2006;

(ii)                                        $250,000,000 6.00% Notes due April 1, 2012 issued pursuant to the Indenture as amended by that Second Supplemental Indenture, dated as of December 8, 2008; and

(iii)                                     $200,000,000 6.875% Notes due April 15, 2047 issued pursuant to the Indenture as amended by that Third Supplemental Indenture, dated as of March 28, 2007.

“Company Quarterly Report” means the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

“Company REIT” means, collectively, Allied Capital REIT, Inc., a Maryland Corporation.

“Company Right” means the right of the Company to take any action that constitutes a Company Adverse Recommendation Change pursuant to Section 6.7.

“Company Stock Option Plan” means the Allied Capital Corporation Amended Stock Option Plan.

“Confidentiality Agreement” means the Confidentiality and Nondisclosure Agreement, dated July 1, 2009, between Parent and the Company.

“Consolidated Subsidiary”, when used with respect to any Person, means any bank, corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, that is consolidated with such Person for financial reporting purposes under GAAP.

“Contract” means any agreement, contract, lease, mortgage, power of attorney, evidence of indebtedness, indenture, letter of credit, undertaking, covenant not to compete, license, instrument, obligation, purchase or sales order, arrangement or other commitment, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person or any of its Consolidated Subsidiaries is a party or by which any of them may be bound or to which to their knowledge any of their assets or properties may be subject.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System.

“Employees” means, with respect to a Person, its directors, officers, employees, consultants, or individuals treated as independent contractors.

“Environmental Laws” means Laws regulating, relating to or imposing liability or standards of conduct concerning the generation, treatment, use, storage, handling, disposal, release or exposure to hazardous or toxic substances, materials, chemicals, wastes, pollutants or contaminants, pollution or the environment, as in effect on or prior to the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Exchange Ratio” means, initially, each share of the Company Common Stock shall be converted into 0.325 shares of the Parent Common Stock (the “Initial Shares”) subject to adjustment pursuant to Section 1.5(e).

“Extension of Credit” means any loan, revolving credit facility, letter of credit, repurchase agreement or other extension of credit or commitment to extend credit, together with all security agreements and guarantees relating thereto.

“Financing Consents” means, collectively, the Company Financing Consent and the Parent Financing Consent.

“Financing Issue” is a circumstance where this Agreement is terminated (A) by Parent pursuant to Section 8.1(b)(ii)  as a result of the failure to satisfy the condition set forth in Section 7.2(f) or (B) by either party pursuant to Section 8.1(b)(ii) in the event that each of the conditions set forth Article VII (other than Section 7.2(f)) have been satisfied or waived as of such date.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any federal, state, local, or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any quasi-governmental body, any self-regulatory agency, any court, tribunal, or judicial or arbitral body, or any political subdivision, department or branch of any of the foregoing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder.

“Investment Advisory Agreement” means the Amended and Restated Investment Advisory and Management Agreement, made as of June 1, 2006, between Parent and Ares Capital Management LLC.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

“IRS” means the Internal Revenue Service.

“knowledge” means (i) for the Company, the actual knowledge of its executive officers and directors set forth in Section 9 of the Company Disclosure Schedule, after reasonable inquiry and  (ii) for Parent, the actual knowledge of its executive officers and directors set forth in Section 9 of the Parent Disclosure Schedule, after reasonable inquiry.

“Law” means any federal, state, local, municipal, or foreign constitution, treaty, law (including the common law), statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.

“Lease” means all lease documents, including the lease agreements and all modifications or amendments thereto, under which the Company or any of its Consolidated Subsidiaries is either the landlord or a tenant.

“liabilities” means all obligations and liabilities (including accounts payable), absolute or contingent, accrued or unaccrued, known or unknown, contingent, matured or unmatured, asserted or unasserted, liquidated or unliquidated, incurred or consequential, whether due or to become due and regardless of when or by whom asserted.

“Liens” means all security interests, community property interests, liens, claims, pledges, contracts, limitations in voting rights, charges, conditions, easements, covenants, warrants, demands, equitable interests, mortgages, options, purchase rights, rights of first refusal or encumbrances or restrictions of any nature whatsoever, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Managed Fund” means any collective or pooled investment vehicle that meets the definition of “investment company” in Section 3 of the Investment Company Act or is excepted or exempt therefrom by virtue of Section 3(c)(1), 3(c)(5) or 3(c)(7) thereof or Rule 3a-7 thereunder.

“Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, any event, state of facts, circumstance, development, change, effect or occurrence (each, an “Effect”) that is, or would reasonably be expected to be, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its Consolidated Subsidiaries, taken as a whole, other than (A) any Effect resulting, directly or indirectly, from (1) changes in general economic, social or political conditions or the securities, credit or financial markets in general, (2) general changes or developments in the industries in which such party and its Consolidated Subsidiaries operate, including general changes in Law across such industries or geographic areas, except, in the case of the foregoing clauses (1) and (2), to the extent such changes or developments referred to therein would reasonably be expected to have a materially disproportionate adverse impact on such party and its Consolidated Subsidiaries, taken as a whole, relative to other participants in the industries and in the geographic markets in which such party conducts its businesses after taking into account the size of such party relative to such other participants, or (3) the announcement of this Agreement or the Transactions or the identities of the parties to this Agreement or (4) any actions or omissions of a party taken with the prior written consent of the other party or any actions taken by the parties mutually, or (B) any failure to meet internal projections for any period or any decline in the price of shares of the Parent Common Stock or the Company Common Stock, as the case may be, on NASDAQ or the NYSE, as the case may be (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect) or (ii) the ability of such party to timely consummate the Merger and the other Transactions.

“MGCL” means the Maryland General Corporation Law.

“NASDAQ” means The NASDAQ Global Select Market.

“NYSE” means the New York Stock Exchange.

“Order” means any award, writ, stipulation, determination, decision, injunction, judgment, order, decree, ruling, subpoena or verdict entered, issued, made or rendered by, or any Contract with, any Governmental Entity.

“Organizational Documents” means, with respect to a Person other than a natural person, (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the certificate of formation and operating agreement of a limited liability company; (iii) the partnership agreement and any statement of partnership of a general partnership; (iv) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other Person; (vi) any stockholder or similar agreement among holders of securities of an issuer; and (vii) an amendment to any of the foregoing.

“Parent Articles” means the Articles of Amendment and Restatement of Parent, as amended.

“Parent Bylaws” means the Second Amended and Restated Bylaws of Parent.

“Parent Common Stock” means shares of common stock, par value $0.001 per share, of Parent.

“Parent Financing Consent” means all consents, confirmations, approvals or authorizations, notices or confirmation (or similar pronouncement from a rating agency) required under the Contracts governing the Parent Indebtedness necessary  to consummate the Transactions, including the Mergers, without violating, conflicting with, resulting in a breach of any provision of or the loss of any benefit under, constituting a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, resulting in the termination of or a right of termination or cancellation under, accelerating the performance required by any party to such Contracts.

“Parent Indebtedness” means (i) the senior secured revolving credit facility among Parent, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent, as amended to date; (ii) the $314.0 million principal amount of asset-backed notes issued through Parent’s wholly owned subsidiary, ARCC CLO 2006 LLC, (iii) the revolving facility among, inter alia, Ares Capital CP Funding, LLC, as the borrower, Parent, as the originator and the servicer, and Wachovia Capital Markets, LLC, as the administrative agent, as amended to date; and (iv) the revolving facility among, inter alia, Ares Capital CP Funding II, LLC, as the borrower, Parent, as the servicer and the transferor, and Wachovia Bank, National Association, as the Note Purchaser.

“Parent Interim Financials” means the draft financial statements of Parent and its Consolidated Subsidiaries as of and for the three and nine-month periods ending September 30, 2009, a copy of which has been provided to the Company.

“Parent Managed Fund Contracts” means, collectively,  the indentures, collateral management agreements and all other investment advisory, management, servicing, administration and other agreements that perform a similar function by which Parent or any Consolidated Subsidiary of Parent is bound with respect to the Parent Managed Funds.

“Parent Managed Funds” means a Managed Fund to which Parent or an Affiliate that is controlled by Parent acts as investment manager, collateral manager, manager, adviser, servicer, sub-servicer, sub-adviser or similar capacity, including, without limitation, (i) Ivy Hill Middle Market Credit Fund, Ltd., (ii) Ivy Hill Middle Market Credit Fund II, Ltd., (iii) FirstLight Funding I, Ltd., (iv) CoLTS 2005-1 Ltd., (v) CoLTS 2005-2 Ltd., (vi) CoLTS 2007-1 Ltd., (vii) Ares Capital CP Funding LLC, (viii) Ares Capital CP Funding II LLC, and (ix) ARCC Commercial Loan Trust 2006.

“Parent Matters” means (i) the proposed issuance of the Parent Common Stock in connection with the Merger, (ii) any matters required to be approved under Section 23(b) of the Investment Company Act and (iii) any other matters required to be approved or adopted by the stockholders of Parent in order to effect the Transactions (excluding the Second Merger).

“Parent Quarterly Report” means Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

“party” means any party to this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permit” means any license, permit, variance, exemption, franchise, consent, approval, authorization, qualification, or order of any Governmental Entity.

“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Entity or other legal entity or organization or group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Previously Disclosed” means information (i) set forth by the Company or Parent, as the case may be, in the applicable Disclosure Schedule or (ii) previously disclosed in their respective annual reports on Form 10-K for the 2008 fiscal year or quarterly reports on Form 10-Q for the fiscal quarter ending on June 30, 2009 or the Company Quarterly Report or the Parent Quarterly Report, as applicable or in the case of the Company, in its Current Report on Form 8-K dated September 1, 2009 (but in each case excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature).

“Proceeding” means an action, charge, complaint, claim, demand, suit, arbitration, inquiry, notice of violation, investigation, litigation, lawsuit, audit, bankruptcy or other proceeding (including a partial proceeding, such as a deposition), whether civil, criminal, administrative, investigative or informal.

“Property Agreements” means each certificate, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or any other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all driveways, roads and other means of egress and ingress to and from any of the Company Properties.

“REA” means all operation and reciprocal easement agreements or other similar agreements under which the Company or any of its Consolidated Subsidiaries is a party

“Reference Price” means $3.47.

“Registration Statement Tax Opinion” means the opinion (and consent of counsel to its use) supporting the tax matters and consequences to the stockholders discussed in the Registration Statement.

“Regulatory Approvals” means all applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from any Governmental Entity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“SEC Order” means SEC Release No. 55931, dated June 20, 2007, entitled “In the Matter of Allied Capital Corporation.”

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Special Termination Event” means if prior to the Closing the Board of Directors of Parent determines in its reasonable good faith judgment that there is a reasonable likelihood that the liabilities for any monetary net losses related to Ciena exceeds 66 2/3% of the fair value of Ciena as of September 30, 2009 as such fair value is determined by the Company’s Board of Directors, then Parent shall promptly provide the Company with written notice of the determination (including the reasoning therefor) (the “Ciena Notice”). The Board of Directors of Parent shall make a determination within 15 Business Days of receiving new and material information relating to the Ciena Matters.  During a period of five Business Days following the delivery of the Ciena Notice to the Company, either Parent or the Company shall have the right to terminate this Agreement by providing written notice therefor to the other party.  In the event of any such termination, no termination fees will be payable hereunder.

“Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, the Company or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party to purchase 80% of the outstanding equity securities of the Company pursuant to a tender offer, exchange offer, merger, consolidation or business combination or all or at least 80% of the assets of the Company on a consolidated basis (a) on terms which the Company’s Board of Directors determines in good faith (based on the written opinion, with only customary qualifications, of the Company’s independent financial advisor) to be superior for the stockholders of the Company (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to the payment of the Reverse Termination Fee and any alternative proposed by Parent in accordance with Section 6.7), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and (c) in respect of which any required financing has been determined in good faith by the Company’s Board of Directors

(including a majority that are not “interested persons” as defined in the Investment Company Act) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any Person or group of Persons (other than Parent or any of its Affiliates) relating to any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (a) assets or businesses that constitute or represent 20% or more of the total assets, net revenue or net income of the Company and its Consolidated Subsidiaries, taken as a whole, or (b) 20% or more of the outstanding shares of capital stock of, or other equity or voting interests in, the Company or in any of the Company’s Consolidated Subsidiaries directly or indirectly holding, individually or taken together, the assets or businesses referred to in clause (a) above, in each case other than the Merger and the other Transactions.

“Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon, whether disputed or not.

“Tax Dividend” means a dividend or dividends, with a record date and ex-dividend date prior to the Effective Time, which, together with all previous dividends, shall have the effect of distributing to the Company’s stockholders all of its previously undistributed (i) “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iii) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized in taxable periods or years ending on or before the Effective Time.

“Tax Return” means a report, return, statement, form or other information (including any schedules, attachments or amendments thereto) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, consolidated, combined or unitary returns for any group of entities.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

ARTICLE X

GENERAL PROVISIONS

10.1  Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2  Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:

Allied Capital Corporation

1919 Pennsylvania Avenue, N.W.

Washington, D.C. 20006

Attention: John M. Scheurer

Facsimile: (202) 721-6101

with a copy, which will not constitute notice, to:

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004

Attention:  Cynthia Krus

Facsimile: (202) 637-3593

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Mark J. Menting

Facsimile: (212) 558-3588

If to Parent or Merger Sub, to:

Ares Capital Corporation

2000 Avenue of the Stars

12th Floor

Los Angeles, CA  90067

Attention: Michael Weiner

Facsimile: (310) 201-4141

and

Ares Capital Corporation

280 Park Avenue, 22nd Floor Building East

New York, NY 10017

Attention: Joshua Bloomstein

Facsimile: (212) 750-1777

with a copy, which will not constitute notice, to:

Proskauer Rose LLP

2049 Century Park East

Suite 3200

Los Angeles, California  90067-3206

Attention: Michael Woronoff and Monica Shilling

Facsimile: (310) 557-2193

Each such notice or other communication shall be effective upon receipt (or refusal of receipt).

10.3  Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement.  If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.  If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such term, provision, covenant or restriction be enforced to the maximum extent permitted.  Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP.  To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.

10.4  Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic means), it being understood that each party need not sign the same counterpart.

10.5  Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

10.6  Governing Law; Jurisdiction.  This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the latter shall control.  The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in any federal or state court located in the State of Maryland.  Each of the parties hereto submits to the jurisdiction of any such court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding.  Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.  Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement and the Transactions contemplated hereby.

10.7  Publicity.  The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to Parent and the Company.  Thereafter, so long as this Agreement is in effect, none of Parent, the Company or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger, or the other Transactions without the prior approval of (i) in the case of the Company or any of its Affiliates, Parent and (ii) in the case of Parent or any of its Affiliates, the Company; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or the rules and regulations of NASDAQ or NYSE, as applicable.

10.8  Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties.  Any purported assignment in contravention hereof shall be null and void.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns.  Except as otherwise specifically provided in Section 6.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

10.9  No Specific Performance.  The parties acknowledge and agree that no party shall be entitled to seek or obtain an injunction or injunctions to prevent breaches of this Agreement by the other parties or to enforce specifically the terms and provisions of this Agreement and that the sole and exclusive remedy of (i) the Company, the Company’s stockholders, any of their respective Affiliates or any other Person with respect to any such breach shall be as set forth in Section 8.2(b), and (ii) Parent, Parent’s stockholders, Merger Sub, any of their respective Affiliates or any other Person with respect to any such breach shall be as set forth in Section 8.2(a).

10.10  Disclosure Schedule.  Before entry into this Agreement, Parent and the Company each delivered to the other party a schedule (the “Parent Disclosure Schedule” and the “Company Disclosure Schedule”, respectively, each, a “Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or IV, as applicable, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.  Each Disclosure Schedule shall be numbered to correspond with the sections and subsections contained in this Agreement.  The disclosure in any section or subsection of each Disclosure Schedule, shall qualify only (i) the corresponding section or subsection, as the case may be, of this Agreement, (ii) other sections or subsections of this Agreement to the extent specifically cross-referenced in such section or subsection thereof, and (iii) other sections or subsections of this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure would be applicable to such other sections or subsections.

10.11  Conforming Amendment.  If Parent determines to merge the Company into Parent directly instead of merging Merger Sub into the Company, then, upon the prior approval of the Company (such prior approval not to be unreasonably delayed, conditioned or withheld), the parties hereto shall enter into an amendment (the “Conforming Amendment”) to this Agreement with the other parties reflecting such structural change and amending such provisions of this Agreement as may be necessary to effectuate the Conforming Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company, Merger Sub and Parent have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ALLIED CAPITAL CORPORATION

By:	/s/ John M. Scheurer
Name:	John M. Scheurer
Title:	CEO

ARES CAPITAL CORPORATION

By:	/s/ Michael J. Arougheti
Name:	Michael J. Arougheti
Title:	President

ARCC ODYSSEY CORP.

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

[Agreement and Plan of Merger]